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As filed with the Securities and Exchange Commission on April 20, 2005

Registration No. 333-122923

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT NO. 3 TO
FORM F-3
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NOVAMERICAN STEEL INC.
(Exact name of registrant as specified in its charter)

CANADA (State or other jurisdiction of incorporation or organization)	98-0366333 (I.R.S. Employer Identification No.)
6001 Irwin Street LaSalle, Québec, Canada H8N 1A1 (514) 335-6682 (Address and telephone number of principal executive offices)

D. Bryan Jones
Chairman of the Board, President and Chief Executive Officer
Novamerican Steel Inc.
6001 Irwin Street
LaSalle, Québec, Canada H8N 1A1
(514) 335-6682
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Michael L. Richards André J. Roy Stikeman Elliott LLP 1155 René-Lévesque Blvd. West 40th Floor Montréal, Québec, Canada H3B 3V2 Telephone: (514) 397-3000	Dennis J. White David A. Cifrino McDermott Will & Emery LLP 28 State Street Boston, Massachusetts 02109 Telephone: (617) 535-4000	Richard B. Aftanas David J. Goldschmidt Skadden, Arps, Slate, Meagher & Flom LLP Four Times Square New York, New York 10036 Telephone: (212) 735-3000

Approximate date of commencement of proposed sale to the public:
As soon as practicable after this Registration Statement becomes effective.

If the only securities being registered on this Form are being offered pursuant to dividend or interest reinvestment plans, please check the following box.    ☐

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, please check the following box.    ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.    ☐

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.    ☐

The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said section 8(a), may determine.

Subject to completion, dated April 20, 2005

The information contained in this preliminary prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

1,100,000 Shares

Novamerican Steel Inc.

Common Shares

$            per share

The selling shareholders named in this prospectus are offering 1,100,000 common shares. We will not receive any proceeds from the sale of common shares by the selling shareholders.

Our common shares are currently listed on the Nasdaq National Market under the symbol "TONS." The last reported sale price of our common shares on Nasdaq on April 19, 2005 was $45.20 per share.

Investing in our common shares involves risks. See "Risk Factors" beginning on page 7.

	Per Share	Total

Price to public	$	$
Underwriting discount	$	$
Proceeds to the selling shareholders	$	$

The selling shareholders have granted an over-allotment option to the underwriters. Under this option, the underwriters may elect to purchase a maximum of 165,000 additional common shares from the selling shareholders within 30 days following the date of this prospectus to cover over-allotments, if any.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The underwriters are offering the common shares as set forth under "Underwriting." Delivery of the shares will be made on or about                , 2005.

CIBC World Markets
Jefferies & Company, Inc.	KeyBanc Capital Markets
BB&T Capital Markets

The date of this prospectus is                        , 2005

Laval
Montreal
1. Dorval, Qué.
2. Baie d'Urfé, Qué.
3. & 4. LaSalle, Qué.
5. Lachine, Qué.
6. St. Hubert, Qué.
7. Granby, Qué.
8. Shawinigan, Qué.
9. Brampton, Ont.
10. Mississauga, Ont.
11. Cambridge, Ont.
12. Stoney Creek, Ont.
13. South Portland, ME
14. Norwood, MA
15. Auburn, MA
16. Cumberland, RI
17. Hartford, CT
18. Albany, NY
19. Liverpool, NY
20. Middletown, PA
21. Ashland, VA
22. Morrisville, PA
23. Jeffersonville, IN

NOVAMERICAN STEEL

For investors outside the United States: neither we, the selling shareholders nor the underwriters have done anything that would permit this offering or the possession or distribution of this prospectus in any jurisdiction where action for that purpose is required other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering or the distribution of this prospectus.

i

Prospectus Summary

This summary highlights information contained elsewhere or incorporated by reference in this prospectus. Accordingly, it does not contain all of the information that you should consider before investing in our common shares. You should read this entire prospectus carefully, including the information under "Risk Factors" and the consolidated financial statements and the notes thereto included or incorporated by reference in this prospectus, before making an investment decision. In this prospectus, unless otherwise specified or unless the context otherwise requires, references to "Novamerican," "we," "us" or "our" refer collectively to Novamerican Steel Inc., its subsidiaries and its interests in partnerships, joint ventures and other entities. Further, in this prospectus, unless otherwise specified, all financial data presented is expressed in U.S. dollars, and any reference to any fiscal year refers to our fiscal year ending on the last Saturday in November of that year.

The Company

We are a well-established steel service center, processor and steel tubing manufacturer, operating from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 12 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on our knowledge of our industry, we believe we are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada, and we believe our recently installed in-line temper mill makes us the only independent provider of this high-precision service in Canada.

We process and distribute carbon steel, stainless steel and aluminum products and operate as an intermediary between primary steel producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. We perform many of our steel processing services for customers who provide their own steel, referred to in the industry as toll processing. For a detailed description of our processing services, see "Business—Products and Services."

In fiscal 2004, we had net sales of $768.6 million, operating income of $117.9 million and net income of $72.9 million. In the first quarter of fiscal 2005, we had net sales of $206.3 million, operating income of $16.8 million and net income of $10.1 million. Since our initial public offering in 1997, our total tons sold and processed have grown from 829,000 tons in 1997 to 1,815,000 tons in 2004 which represents a compound annual growth rate of 11.8% and our shareholders' equity has grown from $60.8 million in 1997 to $230.7 million in 2004, which represents a compound annual growth rate of 21.0%.

Since our initial public offering in 1997, we have completed the five greenfield projects described below, each of which involved the acquisition of land, construction of facilities from the ground up and installation of various machinery and equipment:

  •
  Mississauga, Ontario (1997): Upon completion, this state-of-the-art tube manufacturing facility became one of the first facilities in Canada, to our knowledge, to provide hydroform quality tubing to be used by the automotive industry.

  •
  Stoney Creek, Ontario (1999): This facility contains what we believe is one of only two independent pickling operations in Canada. We began commercial production at this facility in February 1999, just nine months after breaking ground.

  •
  Morrisville, Pennsylvania (2000): Completion of this facility enabled us to serve the Northeastern United States structural tube market from the United States as well as our Montréal facility.

  •
  Jeffersonville, Indiana (2001): This specially designed tube manufacturing facility produces tubing for use in the hydroforming of automobile and light truck components.

  •
  LaSalle, Québec (2004): We recently completed this new facility to include new temper-rolling equipment, as well as slitting and cut-to-length equipment to consolidate certain of our operations and to achieve cost efficiencies.

We believe that these greenfield projects have allowed us to grow profitability by lowering our costs of production while expanding our value-added processing and manufacturing capabilities. We plan to continue to grow internally by pursuing future greenfield projects as additional opportunities in our markets arise.

Our Business Strategy

Our business strategy is focused on profitable growth, higher margins and lower costs of production, providing value-added processing capabilities, and expanding our range of services and customer base.

We intend to achieve our objectives by continuing to focus on:

  •
  Providing value-added products and services.

  •
  Pursuing internal growth through greenfield projects.

  •
  Developing technological improvements.

  •
  Seeking joint ventures and appropriately priced acquisitions.

See "Business—Our Business Strategy" for further information on our strategy.

Our Competitive Strengths

We believe that we have the following competitive strengths that will facilitate the implementation of our business strategy:

  •
  Ability to identify and capitalize on unique market opportunities. Our chief executive officer, D. Bryan Jones, and our senior management team have an excellent track record of identifying and capitalizing on new market opportunities.

  •
  Strategically located facilities. Our facilities are strategically located to efficiently serve our broad customer base.

  •
  Management depth and experience. Our senior management team has extensive industry experience and a demonstrated record of success.

  •
  Long-standing supplier relationships. We have developed long-standing relationships with certain primary producers of steel in the United States, Canada and abroad.

  •
  Commitment to quality and customer service. Our commitment to customer service, together with our just-in-time delivery capabilities permit us to satisfy the needs of our customers and allow us to provide quick and reliable service while maintaining our high quality standards.

  •
  Effective management information systems. We have reliable and scalable management information systems that help us to operate our business efficiently, including bar coding technology, which enables us to monitor and allocate inventory among our operations.

  •
  Strong financial position. Our strong financial position and track record of continued profitability allow us to maintain and enhance our relationships with suppliers and customers.

Risk Factors

Despite our record of successful operations over many years and our competitive strengths, our business and an investment in our common shares are subject to risks and uncertainties that you should carefully consider before deciding to purchase our common shares. These risks include, but are not limited to, the following:

  •
  We may not be able to grow our business in the future or to manage our expansion effectively. In the future, we may not be able to identify and capture growth opportunities and, therefore, we may not be able to grow our business at the rate we did in the past or at all.

  •
  Our business is highly competitive and increased competition could reduce our sales and profitability. Although we have been able to successfully compete in the past, we may not be able to continue to do so. Increased competition could harm our net sales and profitability in the future.

  •
  We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy. The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman, president and chief executive officer, and certain other members of our senior management team. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely effect us.

  •
  The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could negatively impact our earnings and financial condition. At times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

  •
  We may incur additional risks as we continue to borrow money. Risks of increased indebtedness include, among other things, greater sensitivity to adverse economic conditions, the potential inability to fund future working capital and other general corporate requirements, and limits on our flexibility in planning for, or reacting to, changes in our business and the steel industry.

  •
  Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from any one of these industries could result in lower operating income and profitability. We may not be able to increase or maintain our level of sales or prices in periods of economic stagnation or downturn.

For a more complete discussion of the above risks and certain additional risks and uncertainties, see the "Risk Factors" section of this prospectus beginning on page 7.

Recent Developments

Recently, our new 160,000 square foot manufacturing and processing facility in LaSalle (Montréal), Québec, which includes an in-line temper mill and cut-to-length line, became operational. This facility replaces our facility at Dorval, Québec, and one of our facilities at Lachine, Québec, and has an annual slitting and leveling capacity of over 400,000 tons. We expect that the tons per man hour at this facility will be higher than current rates at the facilities that are being replaced. We also expect that operational efficiencies from the new equipment and logistical advantages created by this facility will result in cost savings starting in the second quarter of 2005.

Corporate Information

We were incorporated on April 4, 1997, under the Canada Business Corporations Act and our registered office, principal place of business, and principal executive offices are located at 6001 Irwin Street, LaSalle, Québec, Canada, H8N 1A1. The telephone number at our principal executive offices is (514) 335-6682. Our Internet web site address is www.novamerican.com. Information contained on our web site is not part of this prospectus.

The Offering

Common shares being offered by the selling shareholders(1)	1,100,000 shares (or 1,265,000, if the underwriters' over-allotment option is exercised in full)
Common shares to be outstanding after this offering(1)	10,126,089 shares (or 10,177,089, if the underwriters' over-allotment option is exercised in full)
Use of proceeds	We will not receive any proceeds from the sale of common shares by the selling shareholders in this offering. See "Use of Proceeds."
Nasdaq National Market Symbol	TONS

(1)
Includes 340,000 shares (or 391,000 shares if the underwriters' over-allotment option is exercised in full) to be sold upon the exercise of options, simultaneously with the closing of this offering, by each of the option-holding selling shareholders.

General Information About This Prospectus

Unless we specifically state otherwise, all information in this prospectus:

  •
  excludes an aggregate of 323,911 common shares reserved for issuance as of the date of this prospectus under options granted under the Novamerican Steel Inc. 1997 Share Option Plan at an exercise price of $14.00 per share which are not being offered for sale hereby by the selling shareholders or which are subject to the over-allotment option granted to the underwriters by the selling shareholders; and

  •
  assumes no exercise of the underwriters' over-allotment.

Summary Selected Financial Information

The summary selected financial information presented below, other than references to tons sold and processed, have been derived from our audited consolidated financial statements for the five years ended November 27, 2004, which were audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, included elsewhere in this prospectus and our unaudited consolidated financial statements as at and for the quarters ended February 28, 2004 and February 26, 2005 incorporated by reference into this prospectus. The summary selected financial information presented below should be read in conjunction with, and are qualified in their entirety by the disclosure under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our consolidated financial statements and the respective notes thereto, and other financial information included elsewhere in or incorporated by reference into this prospectus.

	Quarter Ended(a)		Year Ended(a)
	February 26, 2005	February 28, 2004	November 27, 2004	November 29, 2003	November 30, 2002	November 24, 2001	November 25, 2000
	(unaudited)
	(In thousands of U.S. dollars, except share and per share data and tons sold and processed)
Statement of Operations Data:
Net sales	$206,357	$147,429	$768,627	$507,067	$465,501	$417,029	$478,506
Cost of sales	163,111	109,699	543,503	400,825	351,229	322,057	375,777

Gross margin	43,246	37,730	225,124	106,242	114,272	94,972	102,729
Operating expenses	26,489	25,907	107,237	83,228	79,720	76,674	75,801

Operating income	16,757	11,823	117,887	23,014	34,552	18,298	26,928
Interest expense	1,150	1,311	4,866	5,144	5,062	6,455	6,426
Income taxes	5,625	3,561	40,422	5,333	10,080	3,903	8,021
Net income	$10,099	$7,036	$72,911	$13,082	$20,118	$8,014	$13,012
Basic income per share(b)	$1.03	$0.73	$7.51	$1.35	$2.07	$0.83	$1.34

Diluted income per share(b)	$0.98	$0.73	$7.35	$1.35	$2.07	$0.83	$1.34

Weighted average common shares outstanding	9,786,089	9,700,000	9,707,270	9,700,000	9,700,000	9,700,000	9,700,000

Other Data:
EBITDA(c)	$19,209	$13,890	$126,879	$30,521	$41,488	$24,391	$32,731
Depreciation and amortization	2,335	1,982	8,680	6,962	6,228	6,019	5,272
Capital expenditures	$1,633	$2,066	$9,056	$25,140	$13,512	$9,279	$24,128
Tons sold and processed (unaudited):
Direct sales	205,762	228,907	914,000	870,000	867,000	773,000	795,000
Toll processing	242,926	207,604	901,000	794,000	737,000	667,000	599,000

	448,688	436,511	1,815,000	1,664,000	1,604,000	1,440,000	1,394,000

Balance Sheet Data:
Working capital	$192,669	$105,720	$180,231	$88,106	$86,805	$76,054	$39,891
Total assets	445,900	328,941	434,880	312,656	271,705	236,962	242,077
Total debt	94,953	84,536	65,063	76,525	73,073	74,684	82,545
Shareholders' equity	$236,564	$150,352	$230,708	$145,715	$119,867	$99,668	$93,288

(a)
Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations. The fiscal quarters ended February 26, 2005 and February 28, 2004 included 13 weeks of operation.

(b)
Basic and diluted income per share is based upon the weighted average number of common shares outstanding during the respective periods.

(c)
"EBITDA" is a non-GAAP financial measure calculated by adding to net income for each period the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

  The following is a reconciliation of net income to EBITDA:

	Quarter Ended(1)		Year Ended(1)
	February 26, 2005	February 28, 2004	November 27, 2004	November 29, 2003	November 30, 2002	November 24, 2001	November 25, 2000
	(unaudited)
	(In thousands of U.S. dollars)
Net income	$10,099	$7,036	$72,911	$13,082	$20,118	$8,014	$13,012
Income taxes	5,625	3,561	40,422	5,333	10,080	3,903	8,021
Interest expense	1,150	1,311	4,866	5,144	5,062	6,455	6,426
Depreciation and amortization	2,335	1,982	8,680	6,962	6,228	6,019	5,272

EBITDA	$19,209	$13,890	$126,879	$30,521	$41,488	$24,391	$32,731

(1)
Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations. The fiscal quarters ended February 26, 2005 and February 28, 2004 included 13 weeks of operation.

Risk Factors

You should carefully consider the following risks and uncertainties and all other information contained in this prospectus, or incorporated herein by reference, before you decide whether to purchase our common shares.

Risks Relating to Our Operations

The prices we pay for steel and other raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could negatively impact the prices of our products, reduce our margins of profitability, and weaken our financial condition.

The principal raw material used in our operations is flat rolled carbon steel which we typically purchase from steel producers. The steel industry as a whole is cyclical. At times pricing and availability of steel can be volatile due to numerous factors beyond our control, including general, regional and international economic conditions, production levels, competition, import duties and tariffs and currency exchange rates.

As a steel service center, we generally maintain substantial inventories of steel to accommodate the short lead times and just-in-time delivery requirements of our customers. Accordingly, we purchase steel in an effort to maintain our inventory at levels that we believe to be appropriate to satisfy the anticipated needs of our customers based upon historical buying practices, contracts with customers and market conditions. We generally purchase steel at prevailing market prices in effect at the time we place our orders. When raw material prices increase, competitive conditions will influence how much of the steel price increase can be passed on by us to our customers. When raw material prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost at the decreasing prices. Thus, decreases in raw material prices could result in lower sale prices and lower margins for our products.

In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, there has been a sharp rise in the price we pay for certain raw materials. As a result, we have increased prices for our flat rolled carbon steel products in part to pass on these surcharges to our customers. We may not be able to pass on these surcharges and price increases to our customers in the future. In addition, certain of our customers are paying the additional amounts related to the surcharges under protest.

During fiscal 2004, the prices we charged for our products and services were at record high levels. We may not be able to maintain these prices in the future.

The occurrence of one or more of the above events could negatively impact the prices of our products, reduce our margins or profitability, and weaken our financial condition.

Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from any one of these industries could result in lower operating income and profitability

Certain of our products are sold to industries, including the automotive industry, that experience significant fluctuations in demand based on general economic conditions, seasonality and other factors beyond our control. As a result, we may not be able to increase or maintain our level of sales or prices in periods of economic stagnation or downturn.

Sales of our products for use in the automotive industry accounted for approximately 21.4% of our net sales in fiscal 2004 and approximately 21.7% of our net sales in fiscal 2003. Such sales include sales directly to the automobile manufacturers and to their component and parts suppliers as well as to manufacturers supplying the automotive "after market" components and parts. The automobile industry experiences fluctuation in demand based on numerous factors such as general economic conditions and consumer confidence. The automobile industry is also subject, from time to time, to labor problems, which may result in reduced demand for our products during work stoppages.

We may not be able to grow our business in the future or to manage our expansion effectively

Historically, we have managed to grow our business internally and through acquisitions. In the future, we may not be able to identify and capture growth opportunities and, therefore, we may not be able to grow our business at the rate we did in the past or at all. Any new facility or operation or any future acquisitions, if completed, may not be profitable.

In addition, the expansion of an existing facility or the construction of a new facility could hinder our results of operations due to the impact of start-up costs and the potential for underutilization in the start-up phase of a facility. Acquisitions could result in unforeseen difficulties in integrating the acquired businesses with our existing business and could divert a disproportionate amount of management time and attention. The incurrence of additional indebtedness to pay for expansion costs or acquisition costs could harm our liquidity and financial stability. Moreover, any issuance by us of common shares to effect acquisitions could result in dilution to our shareholders. Although we frequently evaluate potential acquisitions, we currently have no understandings, agreements or commitments to make any acquisitions.

Our results of operations may be impacted and adversely affected by fluctuations in foreign exchange rates

We are subject to exchange rate fluctuations that are beyond our control. Some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, changes in the rate of exchange between the Canadian dollar and the U.S. dollar may negatively impact our results of operations and cash flow. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Quantitative and Qualitative Disclosures About Market Risk."

Our Canadian operations subject us to currency translation risk which could cause our reported results to fluctuate significantly from period to period

We receive a material portion of our revenue from our Canadian operations and as such our primary functional currency is the Canadian dollar. However, for each reporting period, we translate the results of operations and financial condition into United States dollars. Therefore, our reported results of operations and financial condition are subject to changes in the exchange relationship between the two currencies. For example, as the relationship of the Canadian dollar strengthens against the U.S. dollar, our revenue, as reported, is favorably affected and conversely expenses are unfavorably affected. Fluctuations in the relative values of the U.S. dollar and the Canadian dollar could negatively affect our results of operations and assets and liabilities as reported in our financial statements.

We could incur substantial costs in order to comply with, or to address any violations under, environmental laws that could significantly increase our operating expenses and reduce our operating income

The nature of our business may expose us to environmental liability claims, even if such claims are without merit. One of our subsidiaries, American Steel and Aluminum Corporation, or American Steel, was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs. Additionally, the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We did receive, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but was also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we may not prevail should the litigation proceed and any significant loss could reduce our earnings.

In addition, our processing centers and manufacturing facilities are subject to many federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment. We have made, and will continue to make, expenditures to remain in compliance with such laws and regulations. We believe that our facilities are in material compliance with these laws and regulations, as such currently exist, and we do not believe that continued compliance with such existing laws and regulations will have an adverse effect on our results of operations or financial condition. However, we cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by us which could vary substantially from those currently anticipated.

Certain of the facilities that we occupy have been in operation for many years and, over such time, we and the prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future as a result of any such waste generation and disposal.

We depend on our senior management team and the loss of any member could prevent us from implementing our business strategy

The success of our business is dependent upon the management and leadership of D. Bryan Jones, our chairman, president and chief executive officer, and certain other members of our senior management team. In addition, our decentralized corporate structure requires that each of our facility managers perform important management and leadership functions. The loss of any of these individuals or our inability to attract, retain and maintain additional personnel could adversely affect our ability to conduct, manage and grow our business. We may not be able to retain our existing senior management personnel or to attract additional qualified personnel.

Our business is highly competitive and increased competition could reduce our sales and profitability

The principal markets that we serve are highly competitive. We compete on a regional basis with steel service centers and, to a certain degree, primary steel producers and intermediate steel processors. We have different competitors for each of our products and within each region that we serve. Certain of these competitors have financial and operating resources in excess of our financial and operating resources. Although we have been able to successfully compete in the past, we may not be able to continue to do so. Increased competition could harm our net sales and profitability in the future.

Our operations may be impacted by future labor negotiations or work stoppages

Certain of our employees at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations, representing in the aggregate approximately 335 of our 1,104 employees. Our labor contracts expire on staggered dates. As of March 3, 2005, the labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities was extended such that it will now expire on November 30, 2009. The labor contract with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities will expire on June 30, 2005. The labor contract with the Teamsters covering 17 employees at our Ashland facility will expire on April 30, 2005, and is currently being renegotiated. Widespread work stoppages could have a direct negative impact on our ability to conduct business, continue production, and on our earnings.

We may incur additional risks as we continue to borrow money

Our indebtedness may increase as we continue to borrow under existing or future credit arrangements in order to finance greenfield projects, expansion activities, future acquisitions and as we continue to borrow for our general corporate purposes. Risks of increased indebtedness include greater sensitivity to adverse economic conditions, the potential inability to fund future working capital, acquisitions, capital expenditures and other general corporate requirements, limits on our flexibility in planning for, or reacting to, changes in our business and the steel industry, limits on future borrowings under our existing or future credit arrangements, which could affect our ability to pay our indebtedness or to fund our other liquidity needs, the inability to generate sufficient funds to cover required interest payments, and restrictions on our ability to refinance our indebtedness on commercially reasonable terms.

Restrictive loan covenants may limit our ability to develop greenfield projects or to pursue acquisitions

Certain of our credit facilities contain covenants restricting or limiting our ability to, among other things, incur additional indebtedness, pay dividends or make other restricted payments, dispose of or create a charge or lien on our assets, and make capital expenditures and other investments. These restrictions may limit our ability to develop greenfield projects, pursue acquisitions and achieve our growth strategies.

We are dependent on our subsidiaries

We have no direct business operations other than our ownership of the share capital of our subsidiaries. As a holding company, we are dependent on dividends, interest payments, management fees or other inter-company transfers of funds from our subsidiaries to enable us to meet our direct obligations. Our credit facilities restrict the payment to us of dividends and interest from our subsidiaries under certain conditions.

If our customers, which are primarily North American manufacturing and industrial companies, relocate operations or outsource functions overseas, we could lose their business

Our customer base is located in the United States and Canada and consists primarily of manufacturing and industrial companies. We do not currently operate facilities outside of North America. Therefore, in the event our customers relocate production operations or outsource particular functions overseas, we could lose their business, which could harm our results of operations and financial condition.

Risks Relating to Our Common Shares

It may be difficult to trade our common shares

Although our common shares are registered under the Securities Exchange Act of 1934 and quoted on the Nasdaq National Market, until recently there was a limited volume of trading of our common shares. Accordingly, investors may not be able to rapidly divest a portion of their common shares or liquidate their investment should they desire to do so.

The market price for our common shares may continue to be volatile

In recent periods, there has been substantial volatility in the market price for our common shares. In the 52 and 12 full calendar weeks preceding the date of this prospectus, the range of the high and low sale prices of our common shares was $90.27 to $17.60, and $90.27 to $40.31, respectively. In addition, the market price of our common shares could fluctuate substantially in the future in response to a number of factors, including the following:

  •
  our results of operations or the results of operations of other companies in the steel processing industry;

  •
  changes in general conditions in the economy, the financial markets or the steel processing industry, including changes in the demand for steel;

  •
  changes in financial estimates or recommendations by stock market analysts regarding us or our competitors;

  •
  announcements by us or our competitors of significant acquisitions; and

  •
  increases in raw material costs and various other costs.

In addition, in recent years, the stock market in general has experienced extreme price and volume fluctuations. This volatility has had a significant effect on the market prices of securities issued by many companies for reasons unrelated to their operating performance. These broad market fluctuations may result in a decrease of our share price, regardless of our results of operations.

Future sales of our common shares could depress the market price of our common shares and diminish the value of your investment

Future sales of our common shares could result in a decrease of the prevailing market price of our common shares, especially if our existing shareholders were to sell a large number of common shares, or if we were to issue a large number of our common shares. Moreover, the perception in the public market that our existing shareholders might sell additional common shares could depress the market for our common shares. Although we, our directors, our executive officers and the selling shareholders have entered into lock-up agreements with CIBC World Markets Corp., as representative of the underwriters, whereby we and they have agreed not to offer, sell, contract to sell, pledge, grant or otherwise dispose of, directly or indirectly, any of our common shares or securities convertible into, or exchangeable or exercisable for, our common shares, except for the common shares to be sold in this offering and certain other exceptions, for a period of 90 days from the date of this prospectus, without the prior written consent of CIBC World Markets Corp. We or any of these persons may be released from this obligation, in whole or in part, by CIBC World Markets Corp. in its sole discretion at any time with or without notice.

Our principal shareholders have the ability to exert significant control in matters requiring a shareholder vote and could delay, deter or prevent a change in control

As of the date of this prospectus, approximately 82.1% of our outstanding common shares (including 663,911 shares subject to currently exercisable options held by certain of our officers), or approximately 71.6% assuming all of the shares covered by this prospectus are sold, are beneficially owned by certain of our officers and directors. As a result, these officers and directors have and will collectively retain the power to elect our entire board of directors and to determine the outcome of any other matters submitted to our shareholders for approval.

Through the foregoing persons continued concentration of voting power, they could delay, deter or prevent a change of control of our company or other business combinations that might otherwise be beneficial to our other shareholders. In deciding on how to vote on such matters, such persons may be influenced by interests that conflict with yours.

The staggered nature of our board of directors, as well as the proposed amendment to our articles of incorporation, could delay, deter or prevent a change of control

Our board of directors currently consists of six members. Our articles of incorporation provide for our board of directors to be divided into three groups, with staggered three-year terms. As a result, only one group of directors (each group being currently comprised of two directors) will be elected at each annual meeting of our shareholders. Further, at our annual and special meeting of shareholders held on March 29, 2005, our shareholders approved an amendment to our articles of incorporation that authorized our board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of our following annual meeting of shareholders (unless such appointed directors are then elected as directors by our shareholders), provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of our shareholders.

The staggered nature of our board of directors and our board's ability to appoint one or more additional directors may make it more difficult for our shareholders to replace our board of directors and may have the effect of deterring hostile takeovers or preventing or delaying changes in control of our company that might otherwise be beneficial to our shareholders.

We do not intend to pay dividends

We never declared or paid dividends on our common shares in the past, and we do not anticipate paying cash dividends on our common shares for the foreseeable future. At present, we intend to retain any future earnings to finance our operations and expansion.

Special Note Regarding Forward-Looking Statements

This prospectus and the documents incorporated by reference in this prospectus contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934, which are subject to the "safe harbor" created by those sections. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "expect," "anticipate," "estimate," "believe," "intend," "future" and similar words, although some forward-looking statements may be expressed differently.

These forward-looking statements include, among others, our expectations and assumptions concerning the following aspects of our business and the steel processing industry:

  •
  implementation of our growth strategy;

  •
  our future results of operations and financial condition;

  •
  anticipated trends affecting our customers and suppliers;

  •
  competitive conditions within the steel processing industry;

  •
  fluctuation of prices for steel and other raw materials; and

  •
  future economic conditions.

These forward-looking statements are only predictions, not historical facts. These forward-looking statements involve certain risks and uncertainties, as well as assumptions. Actual results, levels of activity, performance, achievements and events could differ materially from those stated, anticipated or implied by such forward-looking statements. You should consider carefully the statements under "Risk Factors" and other sections of this prospectus, as well as other documents that we file with the Securities and Exchange Commission, or SEC, which describe various risks and uncertainties that could cause our actual results, levels of activity, performance and achievements to differ from those set forth in the forward-looking statements.

Purchasers of our common shares should not place undue reliance on these forward-looking statements, which speak only as of their respective dates. We disclaim any obligation to update, revise or alter these forward-looking statements, whether as a result of new information, future events or otherwise, or any obligation to explain the reasons why actual results may differ.

Use of Proceeds

We will not receive any proceeds from the sale of our common shares by the selling shareholders. Certain of the selling shareholders, however, intend to exercise options under the Novamerican Steel Inc. 1997 Share Option Plan to acquire, at a price per share of $14.00, the 340,000 common shares that they are selling in the aggregate in this offering (391,000 common shares if the underwriters' over-allotment option is exercised in full). Accordingly, we will receive an aggregate of $4,760,000 upon exercise of these options ($5,474,000 if the underwriters' over-allotment option is exercised in full). We intend to use these proceeds for general corporate purposes, including working capital, and to pay expenses of this offering.

Capitalization

The following table sets forth our cash and cash equivalents and capitalization as at February 26, 2005. You should read this table together with the disclosure under the headings "Management's Discussion and Analysis of Financial Conditions and Results of Operations" and our unaudited consolidated financial statements as at and for the quarter ended February 26, 2005 incorporated by reference into this prospectus. All amounts are in thousands of U.S. dollars except share data.

February 26, 2005
(unaudited)
Cash and Cash Equivalents	$4,008

Debt:
Current portion of long-term debt	$4,221
Bank indebtedness	28,642
Long-term debt	62,090

Total Debt	$94,953

Shareholders' Equity:
Preferred shares, unlimited number of shares authorized, no par value, none issued or outstanding	—
Common shares, unlimited number of shares authorized, no par value, 9,786,089 issued and outstanding(1)	$29,609
Retained earnings	194,881
Accumulated other comprehensive income	12,074

Total Shareholders' Equity	$236,564

Total Capitalization	$331,517

(1)
Excludes 1,413,911 common shares reserved for issuance under the Novamerican Steel Inc. 1997 Share Option Plan. As at February 26, 2005, 663,911 common shares were subject to options outstanding under this plan at an exercise price of $14.00 per share. 340,000 of such common shares are being offered for sale by the selling shareholders (391,000 common shares if the underwriters exercise their over-allotment option in full).

Price Range of Our Common Shares

Our common shares trade on Nasdaq under the symbol "TONS." The following table shows, for the periods indicated, the high and low sale prices for our common shares as reported on Nasdaq.

	High	Low
Fiscal 2003
First Quarter	$10.19	$5.49
Second Quarter	9.85	6.95
Third Quarter	8.32	6.65
Fourth Quarter	9.00	7.02
Fiscal 2004
First Quarter	$18.00	$8.52
Second Quarter	24.05	14.50
Third Quarter	27.31	19.35
Fourth Quarter	31.74	20.75
Fiscal 2005
First Quarter	$89.16	$31.82
Second Quarter (through April 19, 2005)	90.27	40.31

On April 19, 2005, the last reported sale price of our common shares on Nasdaq was $45.20. As of April 19, 2005, there were 15 holders of record of our common shares.

Dividend Policy

We have never declared or paid dividends on our common shares. Further, we do not anticipate paying dividends on our common shares for the foreseeable future. Rather, at present, we intend to retain any future earnings to finance our operations and any expansion.

Selected Consolidated Financial and Operating Data

The selected consolidated financial and operating data presented below, other than references to tons sold and processed have been derived from our audited consolidated financial statements for the five years ended November 27, 2004, which were audited by Raymond Chabot Grant Thornton LLP, Chartered Accountants, included elsewhere in this prospectus, and our unaudited consolidated financial statements as at and for the quarters ended February 28, 2004 and February 26, 2005 incorporated by reference into this prospectus. The selected consolidated financial and operating data presented below should be read in conjunction with, and are qualified in their entirety by, the disclosure under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations," and our audited consolidated financial statements and the respective notes thereto, and other financial information included elsewhere in or incorporated by reference into this prospectus.

	Quarter Ended(a)		Year Ended(a)
	February 26, 2005	February 28, 2004	November 27, 2004	November 29, 2003	November 30, 2002	November 24, 2001	November 25, 2000
	(unaudited)
	(In thousands of U.S. dollars, except share and per share data and tons sold and processed)
Statement of Operations Data:
Net sales	$206,357	$147,429	$768,627	$507,067	$465,501	$417,029	$478,506
Cost of sales	163,111	109,699	543,503	400,825	351,229	322,057	375,777

Gross margin	43,246	37,730	225,124	106,242	114,272	94,972	102,729
Operating expenses	26,489	25,907	107,237	83,228	79,720	76,674	75,801

Operating income	16,757	11,823	117,887	23,014	34,552	18,298	26,928
Interest expense	1,150	1,311	4,866	5,144	5,062	6,455	6,426
Share in income of joint ventures	(117)	(85)	(312)	(545)	(708)	(74)	(711)

Income before income taxes and minority interest	15,724	10,597	113,333	18,415	30,198	11,917	21,213
Income taxes	5,625	3,561	40,422	5,333	10,080	3,903	8,021

Income before minority interest	10,099	7,036	72,911	13,082	20,118	8,014	13,192
Minority interest	—	—	—	—	—	—	180

Net income	$10,099	$7,036	$72,911	$13,082	$20,118	$8,014	$13,012

Basic income per share(b)	$1.03	$0.73	$7.51	$1.35	$2.07	$0.83	$1.34

Diluted income per share(b)	$0.98	$0.73	$7.35	$1.35	$2.07	$0.83	$1.34

Weighted average common shares outstanding	9,786,089	9,700,000	9,707,270	9,700,000	9,700,000	9,700,000	9,700,000

Other Data:
EBITDA(c)	$19,209	$13,890	$126,879	$30,521	$41,488	$24,391	$32,731
Depreciation and amortization	2,335	1,982	8,680	6,962	6,228	6,019	5,272
Capital expenditures	$1,633	$2,066	$9,056	$25,140	$13,512	$9,279	$24,128
Dividends paid	—	—	—	—	—	—	—
Tons sold and processed (unaudited):
Direct sales	205,762	228,907	914,000	870,000	867,000	773,000	795,000
Toll processing	242,926	207,604	901,000	794,000	737,000	667,000	599,000

	448,688	436,511	1,815,000	1,664,000	1,604,000	1,440,000	1,394,000

	February 26, 2005	February 28, 2004	November 27, 2004	November 29, 2003	November 30, 2002	November 24, 2001	November 25, 2000
	(unaudited)
	(In thousands of U.S. dollars)
Balance Sheet Data:
Current assets	$325,514	$210,139	$312,480	$189,709	$164,775	$140,548	$153,568
Current liabilities	132,845	104,419	132,249	101,603	77,970	64,494	113,677
Working capital	192,669	105,720	180,231	88,106	86,805	76,054	39,891
Total assets	445,900	328,941	434,880	312,656	271,705	236,962	242,077
Total debt	94,953	84,536	65,063	76,525	73,073	74,684	82,545
Shareholders' equity	236,564	150,352	230,708	145,715	119,867	99,668	93,288
Share capital	$29,609	$28,404	$29,609	$28,404	$28,404	$28,404	$28,404

(a)
Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations. The fiscal quarters ended February 26, 2005 and February 28, 2004 included 13 weeks of operation.

(b)
Basic and diluted income per share is based upon the weighted average number of common shares outstanding during the respective periods.

(c)
"EBITDA" is a non-GAAP financial measure calculated by adding to net income for each period the amounts for income taxes, interest expense, depreciation and amortization. EBITDA is a measure commonly used in the steel industry and is presented to enhance the understanding of our results of operations. EBITDA may be useful to compare our results to those of other companies in the industry on the same basis. In addition, it is a measure commonly required by lenders in determining compliance with financial covenants. EBITDA is not a measurement of financial performance under U.S. GAAP and may not be comparable to other similarly titled measures of other companies. EBITDA should not be considered as an alternative to operating or net income (as determined in accordance with U.S. GAAP) as an indicator of our performance or as an alternative to cash flows from operating activities (as determined in accordance with U.S. GAAP) as a measure of liquidity.

The following is a reconciliation of net income to EBITDA:

	Quarter Ended(1)		Year Ended(1)
	February 26, 2005	February 28, 2004	November 27, 2004	November 29, 2003	November 30, 2002	November 24, 2001	November 25, 2000
	(unaudited)
	(In thousands of U.S. dollars)
Net income	$10,099	$7,036	$72,911	$13,082	$20,118	$8,014	$13,012
Income taxes	5,625	3,561	40,422	5,333	10,080	3,903	8,021
Interest expense	1,150	1,311	4,866	5,144	5,062	6,455	6,426
Depreciation and amortization	2,335	1,982	8,680	6,962	6,228	6,019	5,272

EBITDA	$19,209	$13,890	$126,879	$30,521	$41,488	$24,391	$32,731

(1)
Our fiscal year end is the last Saturday of November. The fiscal years ended November 27, 2004, November 29, 2003, November 24, 2001 and November 25, 2000 included 52 weeks of operations, whereas the fiscal year ended November 30, 2002 included 53 weeks of operations. The fiscal quarters ended February 26, 2005 and February 28, 2004 included 13 weeks of operation.

Management's Discussion and Analysis of
Financial Condition and Results of Operations

You should read this discussion together with our consolidated financial statements and the related notes and other financial information included elsewhere, or incorporated into this prospectus.

Overview

Our operations historically have been conducted under the management philosophy of D. Bryan Jones, our founder and chief executive officer. We were incorporated on April 4, 1997 as part of a reorganization in order to consolidate the operations of American Steel and Aluminum Corporation, or American Steel, and Nova Steel Ltd., or Nova, under one holding company.

Our consolidated financial statements include the accounts and transactions of our U.S. affiliates and our Canadian affiliates at historical cost, except that all material intercompany balances and transactions have been eliminated. All references to our fiscal years and to those of our subsidiaries and affiliates are to fiscal years ended on the last Saturday of November.

We sell products in Canada and the United States. All of our sales and payments are made in either Canadian dollars or U.S. dollars and we conduct our operations generally on the basis of short-term orders. Our customers typically release orders on a just-in-time basis and generally use one week forecasts for placement of orders, which are subject to frequent additions and cancellations. Because our firm orders are so variable and have such short lead times, backlog, in the traditional sense, at any point in time is not a meaningful indicator of the trend in our overall business or our future performance. Our results of operations are affected by numerous external factors, such as general economic and political conditions, competition and steel pricing and availability.

We have grown our business internally and through acquisitions to become a multi-facility, multi-process steel service center. We have achieved additional growth through developing value-added services in processing and geographic niches. We are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We also have recently installed a new in-line temper mill, which will make us the only independent provider of this high-precision service in Canada. We have been profitable in each year since we commenced operations in 1979, except for a loss of less than $200,000 in 1990. Our total tons sold and processed and our shareholders' equity grew from 1997 to 2004 at a compound annual growth rate of 11.8% and 21.0% respectively.

Through our subsidiaries, we sell a broad range of products, many of which have different gross margins. Products that have undergone more value-added processing, as well as manufactured products, generally have a higher gross margin. Toll processing generally results in lower selling prices per ton but higher gross margins as a percentage of net sales than direct sales. Accordingly, our overall gross margin is affected by product mix and the amount of toll processing performed, as well as volatility in selling prices and material purchase costs. Net sales include direct sales and toll processing revenues. Cost of goods sold includes raw material, freight-in and labor costs.

Our accounts receivable, as recorded on our balance sheet, typically reflect invoices which are dated within three months prior to, and which are unpaid at, the date of the balance sheet. The amount of our accounts receivable as recorded on our balance sheet will therefore reflect the recent increasing or decreasing trends in selling prices as well as in sales volumes. Similarly, our inventories, which we seek to turn as frequently as possible and which we report on a first-in first-out basis, will reflect recent inventory replacement costs. As our inventory replacement costs increase or decrease, based on similar inventory volumes, our inventories as recorded on our balance sheet will increase or decrease accordingly. As a result, we believe that the increases in our accounts receivable and our inventories at the end of fiscal 2004 compared with fiscal 2003 are largely a reflection of the increases in our selling prices, in our closing inventory volumes and in our steel replacement costs during the last quarter of fiscal 2004 compared with the last quarter of 2003. Our inventories at the end of fiscal 2004 reflect the current pricing for steel, whereas net sales for the year reflect pricing through the full twelve-month period. Where there is a period during which steel prices rise, as was the case through fiscal 2004, based on similar volumes, inventories will tend to increase at a greater rate than sales.

While the steel service center industry is largely a regional business, it can be affected by the broader industrial markets. Beginning in the last fiscal quarter of 2004 and continuing into the first fiscal quarter of 2005, we have observed that North American steel prices, which had been at a premium to global steel prices throughout the first three fiscal quarters of 2004, have come more in line with world steel prices. We have also seen some inventory corrections during this same period as a result of seasonal factors and relatively high service center inventories, which have had the effect of reducing selling prices. We do not expect our results in fiscal 2005 to benefit as much from inventory valuation gains as they did in fiscal 2004, and do not currently believe that the pricing levels during the second half of fiscal 2004 are fully sustainable beyond the particular economic climate of that period. However, based on discussions with our customers we believe that there is currently continued strong demand in many manufacturing industries and as discussed further below, we believe it is unlikely that in the foreseeable future prices will return to the levels that prevailed in years prior to 2004. See "Risk Factors—Risks Relating to our Operations—The prices we pay for steel and raw materials, and the prices we are able to charge our customers for our products, may fluctuate due to a number of factors beyond our control, which could adversely affect our operating results," and "Risk Factors—Risks Relating to our Operations—Our business may be affected by the cyclicality of the industries that purchase our products. Reduced demand from one or more of these industries could result in lower operating income and profitability."

In recent years, our steel suppliers have been significantly impacted by the shortage of raw materials resulting in unprecedented cost increases affecting scrap, coke, iron ore and energy. At times, this affected the availability and prices of flat rolled carbon steel. Effective in January 2004, North American steel producers implemented raw material surcharges to offset these costs at least until these shortages subside. More recently, due in part to the surcharges and a number of additional factors, including the strengthening of the general economy, the increased consolidation of North American steel producers and the increasing demands for steel from the Asian markets, particularly China, there has been a sharp rise in the price we pay for raw material, which on average increased through fiscal 2004 by approximately 65%.

As a result of the surcharges from the steel producers, which, we believe, were introduced to overcome contracted price commitments, and the general price increases for other purchases, the pricing to all customers in our industry was increased by us and our competitors. As noted above, it is uncertain to what extent these increases in prices will be fully sustained. During most of 2004, the escalation in surcharges by the North American steel producers was predicated on the shortages of supply and rising prices of scrap, coke and iron ore among other raw materials. In recent months, while the price of scrap has decreased, the price of iron ore has increased significantly. These opposing trends notwithstanding, it appears to us that the North American steel producing mills are moving towards pricing levels that, although lower than experienced in 2004, are higher than in years prior to 2004. In fact, it appears to management that there is a trend among steel producers to roll raw material surcharges into a new base pricing structure. In addition, in the past few years we have noticed a trend of consolidation of steel producers which we believe will continue in the North American and global markets. For example, in the period from 2003 to 2005 five formerly-independent North American steel suppliers merged into a single operating business. We believe that this type of consolidation will have the effect of stabilizing pricing in the industry. We also believe that China will remain a net importer of flat rolled steel in the future and will continue to influence steel prices. Accordingly, we believe it is unlikely that in the foreseeable future prices will return to the levels that prevailed during the years prior to 2004.

We operate as an intermediary between steel producers and our customers. As indicated above, increasing or decreasing trends in steel prices will impact our accounts receivable and inventories, and thereby our working capital and liquidity. Our commitments for metal purchases are generally at prevailing market prices in effect at the time we place our orders. During periods of increasing prices, we face increased working capital demands as we sell off lower priced inventory but must purchase steel at the increasing prices. Similarly, when prices are decreasing, we face the challenge of selling the inventory that we acquired at a relatively higher cost, as we replace our inventory at the decreasing prices. We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 12 months. See "—Liquidity and Capital Resources."

Significant short-term increases in prices can, depending upon general economic conditions, have a dampening effect on demand. However, we do not believe that the price increases that we implemented as a result of the surcharges being imposed by North American steel producers during fiscal 2004 caused an impact on the volume of sales. In the future, we may not be able to pass on these surcharges and price increases to our customers. Certain of our customers paid the additional amounts related to the surcharges in 2004 under protest. If these and other similarly situated customers were to assert claims that they are not obligated to pay the amounts related to the surcharges and ultimately prevailed on such claims, this could have a material adverse effect on our business, results of operations and financial condition in one or more future reporting periods.

Results of Operations

We have set forth in the following table for each of the periods presented certain statement of operations data expressed in thousands of U.S. dollars and as a percentage of net sales.

	Quarter Ended				Year Ended
	February 26, 2005		February 28, 2004		November 27, 2004		November 29, 2003		November 30, 2002
	(unaudited)
Net sales	$206,357	100.0%	$147,429	100.0%	$768,627	100.0%	$507,067	100.0%	$465,501	100.0%
Cost of sales	163,111	79.0	109,699	74.4	543,503	70.7	400,825	79.0	351,229	75.5

Gross margin	43,246	21.0	37,730	25.6	225,124	29.3	106,242	21.0	114,272	24.5
Operating expenses	26,489	12.8	25,907	17.6	107,237	13.9	83,228	16.5	79,720	17.1

Operating income	16,757	8.1	11,823	8.0	117,887	15.4	23,014	4.5	34,552	7.4
Interest expense	1,150	0.6	1,311	0.9	4,866	0.6	5,144	1.0	5,062	1.0
Share in income of joint ventures	(117)	(0.1)	(85)	(0.1)	(312)	(0.0)	(545)	(0.1)	(708)	(0.2)

Income before income taxes	15,724	7.6	10,597	7.2	113,333	14.8	18,415	3.6	30,198	6.6
Income taxes	5,625	2.7	3,561	2.4	40,422	5.3	5,333	1.1	10,080	2.2

Net income	$10,099	4.9%	$7,036	4.8%	$72,911	9.5%	$13,082	2.5%	$20,118	4.4%

First Quarter Fiscal 2005 Compared to First Quarter Fiscal 2004

In the first quarter of fiscal 2005 our net sales increased by $58.9 million, or 40.0%, to $206.3 million, compared with $147.4 million in our first quarter of fiscal 2004. Our average selling price for the same period in fiscal 2005 increased by 56.4% compared with the same quarter in 2004, which was the result of the significant price increases experienced throughout the steel industry in 2004. The change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries in the consolidated financial statements for our first quarter of fiscal 2005 had a positive impact of approximately 3.8% on our net sales.

Our tons sold and processed increased by 2.8% or 12,177 tons to 448,688 tons in our first quarter of fiscal 2005 from 436,511 tons in the same period of 2004. Our tons sold and processed in first quarter 2005 includes 205,762 tons from direct sales and 242,926 tons from toll processing, compared with 228,907 tons from direct sales and 207,604 tons from toll processing in the same quarter of fiscal 2004.

Our gross margin increased from $37.7 million in the first fiscal quarter of 2004 to $43.2 million for the first fiscal quarter of 2005. This increase was attributable to selling prices that were significantly higher than those prevailing in the first fiscal quarter of 2004. As a percentage of net sales our gross margin decreased from 25.6% for the first fiscal quarter of 2004 to 21.0% for the first quarter of 2005. The decrease in gross margin as a percentage of net sales was primarily due to the declining sales prices experienced during the end of 2004 and the beginning of 2005, which we believe were in large part the result of excess inventories throughout our industry.

Our operating expenses for the three month period ended February 26, 2005 as a percentage of net sales decreased to 12.8% from 17.6% for the same period in 2004. The decrease in percentage was attributable to higher net sales. However, our operating expenses in absolute dollars increased by $0.6 million in the first fiscal quarter of 2005. This increase was due to the impact of the change in the Canada/U.S. currency exchange rate on the conversion to U.S. dollars of our Canadian subsidiaries in the amount of $1.0 million in the consolidated financial statements for our first quarter of fiscal 2005. However, absent the effect of this U.S./Canada currency exchange rate factor, our operating expenses for the first quarter of fiscal 2005, despite a higher volume of tons sold and processed, would have decreased by $0.4 million compared with the same period in fiscal 2004.

For the three month period ended February 26, 2005, our interest expense decreased by $0.2 million, or 12.3%, to $1.1 million, compared to $1.3 million for the same period in 2004. This reduction is attributable to lower overall interest bearing debt during our first quarter of fiscal 2005.

Our effective income tax rate for our first quarter of fiscal 2005 was 35.8% of income before taxes compared with 33.6% for the same period in 2004. The increase is mostly attributable to higher effective income tax rates in the United States.

Fiscal 2004 Compared to Fiscal 2003

In fiscal 2004, our net sales increased by $261.5 million or 51.6% to $768.6 million compared with $507.1 million in fiscal 2003. During fiscal 2004, the steel industry in general experienced significant price increases by the North American steel producers, of approximately 104.8% over the course of our fiscal year arising from raw material cost and supply factors which, in turn, also led to the introduction of surcharges. Accordingly, our average selling prices escalated throughout the year by 45.0% and were significantly higher than in fiscal 2003. In addition, the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the net sales of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 had a positive impact of approximately 4.4% on our net sales which represents an amount of $34.2 million.

Furthermore, our tons sold and processed increased by 9.1% to 1,815,000 tons in 2004 from 1,664,000 tons in fiscal 2003. Our tons sold and processed in 2004 includes 914,000 tons from direct sales and 901,000 tons from toll processing, compared with 870,000 tons from direct sales and 794,000 tons from toll processing in fiscal 2003.

Our gross margin increased from $106.2 million in fiscal 2003 to $225.1 million in fiscal 2004, and as a percentage of net sales from 21.0% in fiscal 2003 to 29.3% in fiscal 2004. These increases are primarily attributable to the strong pricing conditions, and improved economic environment in fiscal 2004 in contrast to the weak market conditions we experienced through the first three quarters of fiscal 2003, as well as to our focus on regaining and improving our gross margin percentage.

Our operating costs as a percentage of net sales decreased to 13.9% of sales from 16.4% in fiscal 2003. The decrease in percentage was attributable to our higher net sales. In absolute dollars our operating expenses increased by $24.0 million. This increase was attributable to the following: (i) the impact of the change in the Canada/U.S. exchange rate on the conversion to U.S. dollars of the operating expenses of our Canadian subsidiaries in the consolidated financial statements for fiscal 2004 in the amount of approximately $5.2 million; (ii) the consolidation for the full year of one of our operations which was formerly consolidated for only five months in the amount of approximately $1.4 million; (iii) profit-related bonuses in the amount of approximately $5.1 million; (iv) an increase in the allowance for doubtful accounts in the amount of approximately $1.7 million; (v) additional operating costs incurred through the duration of the expansion projects in the LaSalle and Brampton facilities in the amount of approximately $1.8 million; and (vi) the increase in general overall operating costs arising from additional plant and office staff, annual salary and wage increases, utility costs, and other variable costs resulting from a 9.1% growth in tons sold and processed in the amount of approximately $8.8 million.

In fiscal 2004, our interest expense decreased by $0.2 million or 5.4% to $4.9 million compared with $5.1 million in fiscal 2003. Some of our interest rates were impacted positively by reductions in interest rate premiums which resulted from improved covenant ratios. In addition, we reduced the overall interest bearing debt during fiscal 2004.

Our effective income tax rate in fiscal 2004 was 35.6% of income before taxes compared to 29.1% in fiscal 2003. The increase is attributable in part to a reduction in the impact on our effective income tax rate of the Canadian tax incentive for manufacturing and processing activities and to the unavailability of certain previously available U.S. tax credits.

Fiscal 2003 Compared to Fiscal 2002

In fiscal 2003, our tons sold and processed increased by 3.8% to 1,664,000 tons from 1,604,000 tons in fiscal 2002. Our tons sold and processed in fiscal 2003 included 870,000 tons from direct sales and 794,000 tons from toll processing, compared with 867,000 tons from direct sales and 737,000 tons from toll processing in 2002.

Our net sales increased by approximately $41.6 million, or 8.9%, to $507.1 million in fiscal 2003, compared with $465.5 million in 2002. The increase was partly attributable to higher processing volumes but also due to prices which, after moving downward through the first half of the year, trended upward through the second half.

Our gross margin, as a percentage of net sales, decreased to 21.0% in fiscal 2003 from 24.5% in fiscal 2002. The decrease was attributable to weak market conditions prevailing in the first half of fiscal 2003 caused by excess inventories throughout the industry.

Our operating expenses, as a percentage of net sales, decreased to 16.5% of sales in fiscal 2003 from 17.1% in fiscal 2002. The decrease in percentage was mainly attributable to our higher net sales. In absolute dollars, our operating expenses increased by $3.5 million. This increase was due mainly to increased operating levels in certain of our facilities and the consolidation of one of our operations which was formerly accounted for on an equity basis.

Our interest expense remained unchanged at $5.1 million. This was a result of the overall borrowings remaining at the same level as 2002.

Income before income taxes decreased by $11.8 million, or 39.1%, to $18.4 million in fiscal 2003 from $30.2 million in fiscal 2002. This decrease was due mainly to our lower gross margins.

Our income taxes in fiscal 2003 were $5.3 million and represented 29.1% of our income before taxes, compared to $10.1 million representing 33.4% of our income before income taxes in fiscal 2002.

Fiscal 2002 Compared to Fiscal 2001

In fiscal 2002, our tons sold and processed increased by 11.4% to 1,604,000 tons from 1,440,000 tons in fiscal 2001. Our tons sold and processed in fiscal 2002 include 867,000 tons from direct sales and 737,000 tons from toll processing, compared with 773,000 tons from direct sales and 667,000 tons from toll processing in fiscal 2001.

Net sales increased by approximately $48.5 million, or 11.6%, to $465.5 million, compared with $417.0 million in fiscal 2001. The increase was mainly attributable to our higher selling prices and higher volumes.

Gross margin, as a percentage of our net sales, increased to 24.5% in fiscal 2002 from 22.8% in fiscal 2001. The increase was attributable to the rapid increase in our selling prices during fiscal 2002, to the increase in the number of tons we processed for others and to our management of inventories.

Our operating expenses, as a percentage of net sales, decreased to 17.1% of sales in fiscal 2002 from 18.4% in fiscal 2001. The decrease in percentage was mainly attributable to our higher selling prices. In absolute dollars, our operating expenses increased by $3.0 million. This increase was due mainly to our increased operating levels.

Our interest expense decreased by approximately $1.4 million, or 21.6%, to $5.1 million, compared to $6.5 million in fiscal 2001. This decrease was mainly due to the lower level of our bank indebtedness.

Income before income taxes and minority interest increased by $18.3 million, or 153.8%, to $30.2 million in fiscal 2002 from $11.9 million in fiscal 2001. This increase was due mainly to our higher selling prices and our higher gross margins.

Our income taxes in fiscal 2002 were $10.1 million and represented 33.4% of income before taxes and minority interest, compared to $3.9 million representing 32.8% of income before income taxes and minority interest in fiscal 2001.

Liquidity and Capital Resources

Our principal capital requirement is to fund our growth, including greenfield projects, strategic acquisitions, the purchase and upgrading of processing equipment, the construction of related facilities and additional working capital. Historically, we have used cash generated from operations and revolving credit borrowings under our credit facilities to finance our working capital requirements. We have financed acquisitions and capital additions from the proceeds of long-term indebtedness under our credit facilities.

We generated net cash from our operating activities for fiscal 2002, 2003 and 2004 in the amounts of $13.2 million, $19.1 million and $17.8 million, respectively. These variations are attributable mainly to fluctuations in our overall accounts receivable and inventory levels which reflected the then existing market conditions.

In fiscal 2002, 2003 and 2004 the amounts of net cash we used for investing activities were $16.5 million, $17.0 million and $3.3 million, respectively. During 2004, the cash we used for investing activities consisted of $9.1 million of capital expenditures primarily in our LaSalle, Québec facility. From fiscal 2002 to date, we have made significant investments in the facility at LaSalle as well as in equipment at St. Hubert, Québec, and Stoney Creek, Ontario.

Our net cash from (used for) financing activities for fiscal 2002, 2003 and 2004 was $0.3 million, $0.1 million and ($14.9) million, respectively. These differences are mainly due to fluctuations in our working capital items.

We believe that funds available under our credit facilities together with the funds from our operations will be sufficient to provide us with the liquidity necessary to fund our anticipated working capital requirements and capital expenditure requirements over the next 24 months. Our capital requirements are subject to change as business conditions warrant and opportunities arise. We anticipate spending approximately $16.0 million on certain projects in the current fiscal year to increase capacity at existing facilities. At this time, however, we have not committed to funding any such projects. In connection with our internal and external expansion strategies, we may from time to time seek additional funds to finance the development of new facilities and major improvements and additions to processing equipment to respond to our customers' demands. We plan to refinance our U.S. revolving credit and term loan agreements in the normal course when they become due in 2006. We expect to generate enough cash to repay all of our other long-term debt.

At November 27, 2004, our revolving credit facilities consisted of the following:

  •
  a revolving credit agreement entered into during 2001 by one of our U.S. wholly-owned subsidiaries with a group of U.S. banks providing for borrowings, based upon a formula, of up to $40.0 million through April 7, 2006. At November 27, 2004, there was an amount of $28.7 million in available borrowings of which $10.3 million had been drawn down by us and was outstanding under this agreement. The interest rate on the borrowings under the credit agreement is the lead bank's prime rate, 5.0% as at November 27, 2004, plus a margin varying from 0.0% to 1.25%, or LIBOR, 2.21% as at November 27, 2004, plus a margin varying from 1.25% to 2.5%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as at November 27, 2004. Borrowings are collateralized by assets of the U.S. subsidiary having a carrying value of $46.6 million; and

  •
  various demand revolving credit facilities entered into by certain of our Canadian subsidiaries with certain Canadian banks, each of which are renegotiated on an annual basis and are available by either prime rate loans or bankers' acceptances, bearing interest at the lenders' prime rate, 4.25% as at November 27, 2004, or bankers' acceptance rates, respectively, plus a premium varying from 0.0% to 0.5%. At November 27, 2004, our outstanding borrowings under the Canadian credit facilities were approximately $3.4 million and were incurred in connection with working capital requirements arising in the ordinary course of business. Each of these credit facilities is secured by accounts receivable, inventories and a negative pledge on certain assets of each of the entities which is a borrower under its respective revolving credit agreement.

There are no cross collateralizations among the various Canadian credit facilities or between the Canadian credit facilities and the U.S. credit facility.

At November 27, 2004, our long-term debt consisted of the following:

  •
  a credit facility entered into with two Canadian banks consisting of a term facility and a revolving demand facility, expiring on February 28, 2006. Borrowings under our term facility amounted to $1.8 million at November 27, 2004 of which an amount of approximately $1.2 million bears interest at a rate of 6.4% plus a premium varying from 0.0% to 0.75%, an amount of $0.3 million which bears interest at a rate of 8.0% plus a premium varying from 0.0% to 0.75% and an amount of $0.3 million which bears interest at a rate of 7.97% plus a premium varying from 0.0% to 0.75%.

    The revolving demand facility of approximately $0.6 million bears interest at the lender's prime rate, 4.25% as at November 27, 2004, plus a rate varying from 0.0% to 0.75%, none of which was outstanding at November 27, 2004. As at November 27, 2004 the effective interest rate on the outstanding borrowings under this facility was 7.4%. The credit facility is secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of one of our wholly-owned Canadian subsidiaries and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by that Canadian subsidiary. Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as at November 27, 2004;

  •
  a mortgage loan amounting to $5.1 million, bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital installments of $0.03 million, secured by a first priority hypothec (or mortgage) on the land and building of one of our wholly-owned Canadian subsidiaries, having a carrying value of $8.6 million as at November 27, 2004, and an annual prepayment option of 15% of the outstanding loan balance each year;

  •
  a $53.0 million term loan agreement entered into during 2001 by one of our wholly-owned U.S. subsidiaries with a group of U.S. banks maturing on April 7, 2006, of which $43.5 million was outstanding at November 27, 2004. The interest rate on the term loan is the lead bank's prime rate, 5.0% as at November 27, 2004, plus a margin varying from 0.125% to 1.375%, or LIBOR, 2.21% as at November 27, 2004, plus a margin varying from 1.375% to 2.625%. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base all of which were respected as at November 27, 2004. The term loan is collateralized by assets of that U.S. subsidiary having a carrying value of $46.6 million. As required by the term loan agreement, the U.S. subsidiary entered into an interest rate swap agreement in April 2001 to fix the interest rate at 5.27% plus the applicable margin on borrowings up to $30.0 million through April 18, 2005 and borrowings up to $20.0 million through April 16, 2006. As at November 27, 2004, the interest rate on $30.0 million was 6.65% and the effective interest rate on the excess was 2.94%. See "—Hedging;" and

  •
  loans from our president, D. Bryan Jones, amounting to $0.9 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.75%. See "Certain Relationships and Related Party Transactions."

Our obligations described in the above four bullet points rank on a pari passu basis.

Our credit facilities contain various restrictive covenants which require us to maintain minimum net worth levels, certain financial ratios and limitations on dividends and capital expenditures. As at November 27, 2004 we were in compliance with all such restrictive covenants. Our credit facilities restrict our ability to receive dividends and interest from our subsidiaries.

As at November 27, 2004, we had $0.1 million outstanding under various letters of credit.

As at November 27, 2004, advances by Peter J. Ouimet, the president of Argo Steel Ltd., one of our Canadian subsidiaries, amounted to $0.7 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.5%, without repayment terms.

The following loans were repaid during fiscal 2004:

  •
  a loan amounting to $0.2 million secured by a security agreement constituting a first ranking fixed charge (or lien) on the machinery, equipment and vehicles of one of our Canadian subsidiaries, that bore interest at 8.9%; and

  •
  a promissory note amounting to $1.3 million, secured by a moveable hypothec (or lien) on all present and future property of one of our Canadian subsidiaries, that bore interest at the Bank of Montréal's prime rate plus a premium of 0.75%.

Off-balance Sheet Arrangements

As at and for the year ended November 27, 2004 we had no off-balance sheet arrangements that had or are reasonably likely to have a material current or future effect on our financial condition, revenues or expenses, liquidity, capital expenditures or capital resources.

Tabular Disclosure of Contractual Obligations

A summary of the payments due under our debt and other contractual obligations as at November 27, 2004 is as follows:

	Payments due by period
	Total	Less than 1 year	1 to 3 years	3 to 5 years	More than 5 years
	(In thousands of U.S. dollars)
Long-term debt	$61,621	$4,855	$51,989	$840	$3,937
Interest payments on fixed rate long-term debt	5,780	3,325	1,451	392	612
Interest payments on variable rate debt(1)	911	551	215	97	48
Operating leases	13,080	3,668	5,478	2,621	1,313
Purchase obligations	69,061	69,061	—	—	—

	$150,453	$81,460	$59,133	$3,950	$5,910

(1)
For purposes of estimating the total interest payments on the variable interest rate debt, the payments in the above table were calculated using the borrowing levels and interest rates in place at the end of fiscal 2004.

The amount of purchase obligations included in the above table reflects our estimate of steel on order, in production and unshipped and for which we believe we would have an obligation to pay. Most of our purchase orders may be cancelled without penalty upon giving sufficient notice. In the normal course of business, we purchase approximately $610.6 million of steel per year. We estimate no more than approximately $69.1 million of steel purchase orders were outstanding at November 27, 2004 in the form of firm purchase orders.

Effects of Inflation

Inflation generally affects us by increasing the cost of personnel, processing equipment, purchased steel and borrowings under our credit facilities and other indebtedness. We do not believe that inflation has had a material effect on our operating income over the last three fiscal years. However, inflation has had and could have a material effect on our financing costs based on its impact on amounts borrowed, the prime rate and LIBOR.

Effects of Foreign Currency Fluctuation

Although our financial results are reported in U.S. dollars, some of our revenues are derived from sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, and converted into Canadian dollars based upon the average monthly exchange rate at the time of sale. If we are not able to successfully hedge our currency exposure, fluctuations in the rate of exchange between the Canadian dollar and the U.S. dollar could have a material effect on our financial condition, results of operations and cash flow. See "—Quantitative and Qualitative Disclosures About Market Risk."

In addition, when we consolidate the financial statements of our Canadian subsidiaries' into such financial statements, they are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar. Fluctuations in the value of the U.S. dollar could have materially reduce or increase our results of operations and assets and liabilities as reported in our financial statements.

Hedging

We formally document all relationships between hedging instruments and the hedged items, as well as our risk-management objectives and strategies for undertaking various hedge transactions. We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items.

We discontinue hedge accounting prospectively when (a) we determine that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item, (b) the derivative expires or is sold, terminated or exercised, or (c) we determine that the designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period earnings.

We minimize the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and we do not hold derivative instruments for trading purposes.

At November 27, 2004, one of our U.S. subsidiaries had an interest rate swap agreement to manage its exposure to interest rate risk as required under the terms of the term loan agreement. See "—Liquidity and Capital Resources." This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge and its fair value was recognized on the balance sheet. Changes in the fair value of this derivative are reported as a separate component of shareholders' equity in accumulated other comprehensive income.

We utilize forward contracts, from time to time, to hedge our exposure to Canadian dollar exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars. Forward contracts are entered into with reputable financial institutions and we do not enter or hold foreign exchange forward contracts for trading purposes. There were no forward foreign exchange contracts outstanding at November 27, 2004.

Changes in Accounting Policies

Effective November 30, 2003, we adopted FASB Interpretation, or FIN, 46, Consolidation of Variable Interest Entities. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. However, we have determined that we did not have investments in variable interest entities. Accordingly, FIN 46 did not have a material initial impact on our consolidated financial statements.

Application of Critical Accounting Policies

The preparation of our consolidated financial statements requires us to make estimates and assumptions that affect the amounts reported in the financial statements. The estimates and assumptions are based on our historical experience and past performance. Actual results could differ from these estimates under different assumptions or conditions. On an ongoing basis, we monitor and evaluate our estimates and assumptions. The following critical accounting policies reflect what we believe require our most difficult, subjective or complex judgments:

Revenue recognition.    Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes and revenue is recognized upon delivery of the product at the customer's destination. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

We charge the customer for the complete product delivered to the customer's designated location and we do not charge separately for shipping and handling costs. Shipping and handling costs are recorded under the "Delivery" caption on our consolidated statement of operations and comprehensive income and amounted to $19.5 million for the year ended November 27, 2004.

Goodwill.    Following the adoption of Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets, goodwill is no longer amortized but its carrying value must be tested annually for impairment. For the purpose of testing goodwill impairment, we and an independent appraiser perform a valuation analysis of the reporting unit annually. The most recent valuation report indicated that the fair value of the reporting unit exceeds its carrying value, including goodwill. Therefore no impairment loss had to be recognized in the November 27, 2004 consolidated financial statements.

Allowance for doubtful accounts.    We maintain an allowance for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of customers were to deteriorate, resulting in an impairment of their ability to make payments, increases to the allowance may be required.

Income taxes.    The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing jurisdiction based on the current tax law. Deferred income taxes are provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

Deferred income taxes include the benefit of losses carried forward when it is reasonably likely that future profits will result. Should the opportunity to realize the benefit of these losses expire, such amounts would result in additional deferred income tax expense.

No provision has been made for deferred income taxes that may result from future remittances of approximately $53.0 million of undistributed earnings of our U.S. subsidiaries as at November 27, 2004. Under current Canadian tax law, we may repatriate undistributed earnings of such U.S. subsidiaries without any income tax effect. However, should we repatriate part or all of the undistributed earnings of our U.S. subsidiaries, a 5% withholding tax would be assessable on that amount.

Derivatives.    We have designated an interest rate swap agreement to manage our exposure to interest rate risk as a cash flow hedge. Changes in fair value are reported as a separate component of shareholders' equity in accumulated other comprehensive income. We formally assess, both at the hedge's inception and on an ongoing basis, whether the derivatives used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. Should this hedge cease to be highly effective, any changes in fair value will be recognized in current-period earnings.

Quantitative and Qualitative Disclosures About Market Risk

Although our financial results are reported in U.S. dollars, a substantial portion of our revenues are received in, and our expenses are incurred in, Canadian dollars. In determining our results of operations, we convert the sales made by Canadian subsidiaries into the United States, which are denominated in U.S. dollars, into Canadian dollars based upon the average monthly exchange rate at the time of sale.

Exchange rate fluctuations are beyond our control and although we partially hedge our currency exposure, there can be no assurance that changes in the rate of exchange between the Canadian dollar and the U.S. dollar will not adversely affect our business, results of operations, financial condition or cash flow.

We are exposed to market risk from changes in interest rates. From time to time, and only upon approval by certain of our executive officers, we enter into financial contracts in the ordinary course of business in order to hedge these exposures. We do not use financial instruments for trading or speculative purposes.

Interest rate risk.    Our exposure to interest rate risk is as follows, indicated in thousands of U.S. dollars:

		November 27, 2004
		Debt outstanding	Weighted average effective interest rate

Bank indebtedness	Floating rate	$3,442	4.33%
Long-term debt	Floating rate	24,763	4.77
	Fixed rate	36,858	7.47%

		$61,621

	November 27, 2004
	Carrying amount	Fair value

Fair value of long term debt	$61,621	$61,713

A 37 basis point movement in the Canadian prime rate, the U.S. base rate or LIBOR would result in an approximate $0.1 million, annualized for the period ended November 27, 2004, increase or decrease in interest expense and cash flows. The modeling technique used was to apply to our debt, the difference between the actual interest rates at November 27, 2004 and the what-if interest rates.

A variable to fixed interest rate swap agreement is used by one of our U.S. wholly-owned subsidiaries to hedge our exposure to interest rate risk related to a term credit agreement and is accounted for using the accrual basis. We recognize amounts to be paid or received under the interest rate swap agreement as interest expense or income in the period in which they accrue.

Exchange rate risk.    From time to time, we utilize forward exchange contracts to hedge our exposure to exchange rate fluctuations in connection with future sales and purchases by certain of our Canadian subsidiaries, denominated in U.S. dollars. Forward exchange contracts are entered into with reputable financial institutions. At November 27, 2004, November 29, 2003 and November 30, 2002, we had no forward foreign currency exchange contracts outstanding.

We estimate that a 13 cent movement in the value of the Canadian dollar would affect our net sales by approximately $41.8 million annually, based on our 2004 Canadian dollar net sales, without giving effect to any hedging instruments. The modeling technique used was to determine the difference between the conversion of our net sales in Canadian dollars for the period ended November 27, 2004 using the average exchange rate for the year and the what-if exchange rate. In 2004, the average exchange rate was $1.3090 Canadian. As of April 11, the exchange rate was $1.2331 Canadian.

Commodity price risk.    We do not use derivative commodity instruments to hedge our exposure to the impact of price fluctuations on our principal raw materials.

Industry Overview

The steel industry is comprised of three types of entities: primary steel producers, intermediate steel processors and steel service centers. Steel producers have historically prioritized the sale of steel to volume purchasers and have generally viewed intermediate steel processors and steel service centers as part of their customer base. However, all three entities can compete for certain customers who purchase large quantities of steel. Intermediate steel processors tend to serve as processors in large quantities for steel producers and major industrial consumers of processed steel, including automobile and appliance manufacturers.

Services provided by steel service centers can range from storage and distribution of unprocessed metal products to complex, precision steel processing. Steel service centers respond directly to customer needs and emphasize processing of steel pursuant to specific customer demands, such as cutting-to-length, slitting, shearing, roll forming, shape correction and surface improvement, blanking, temper-rolling, plate burning and stamping. These processes produce steel to specified lengths, widths, shapes and surface characteristics through the use of specialized equipment. Steel service centers typically have lower cost structures than, and provide services and processes not otherwise available from, steel producers.

End product manufacturers and other steel users have increasingly sought to purchase steel on shorter lead times and with more frequent and reliable deliveries than can normally be provided by steel producers. Steel service centers generally have lower labor costs than steel producers and consequently process steel on a more cost-effective basis. In addition, due to this lower cost structure, steel service centers are able to handle orders in quantities smaller than would be economical for steel producers. The benefits to customers purchasing products from steel service centers include lower inventory levels, lower overall cost of raw materials, more timely response and decreased manufacturing time and operating expense. We believe that the increasing prevalence of just-in-time delivery requirements by customers has made processing and delivery functions performed by steel service centers increasingly important.

Carbon steel production in the United States has consolidated significantly over the last several years. According to the International Iron and Steel Institute, the three largest producers accounted for over 45% of the total domestic raw steel output in 2003. Consolidation is continuing and the three top producers are expected to account for an even greater percentage of total domestic raw steel output in the future. Despite this trend, the steel service center industry remains fragmented, consisting of numerous small and mid-sized companies, as well as a few larger publicly-traded companies.

We believe this consolidation of steel producers should increase the importance of well-capitalized service centers in the supply chain, as steel producers focus on minimizing credit risk by establishing closer relationships with service centers that support the higher financial commitments associated with financing inventories in a high steel price environment.

Business

Overview

We are a well-established steel service center, processor, and tubing manufacturer. We operate from 11 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and from 12 locations in the Canadian provinces of Québec and Ontario. Since inception, we have grown our business internally through identifying and capturing niche opportunities in steel manufacturing and processing, and through selective acquisitions. This has enabled us to become a multi-facility, multi-process provider of value-added services in several processing and geographic niches. For example, based on our knowledge of the industry, we believe that we are one of four producers in North America of hydroform quality tubing used by the automotive industry, and one of two independent picklers in Canada. We have also recently installed a new in-line temper mill in our LaSalle, Québec facility, which we believe will make us the only independent provider of this high-precision service in Canada.

We process and distribute carbon steel, stainless steel and aluminum products and operate as an intermediary between primary metal producers and the manufacturers that require processed metal, often on a just-in-time delivery basis. We produce steel tubing in various sizes for use in the structural and automotive markets (including tubing used in hydroforming). We also produce roll formed steel sections and manufacture heavy equipment parts and accessories. Our flat rolled processing capabilities include pickling, slitting, blanking, leveling, temper-rolling and cutting-to-length to precise customer specifications. Additionally, we perform many of these processing services for customers who provide their own steel, referred to in the industry as toll processing. For a detailed description of our steel processing services, see "—Products and Services."

In fiscal 2004, we had net sales of $768.6 million, operating income of $117.9 million and net income of $72.9 million. In the first quarter of fiscal 2005, we had net sales of $206.3 million, operating income of $16.8 million and net income of $10.1 million. Since our initial public offering in 1997, our total tons sold and processed have grown from 829,000 tons in 1997 to 1,815,000 tons in 2004 which represents a compound annual growth rate of 11.8% and our shareholders' equity has grown from $60.8 million in 1997 to $230.7 million in 2004, which represents a compound annual growth rate of 21.0%.

Since our initial public offering in 1997, we have completed the five greenfield projects described below, each of which involved the acquisition of land, construction of facilities from the ground up and installation of various machinery and equipment:

  •
  Mississauga, Ontario (1997): Upon completion, this state-of-the art tube manufacturing facility became one of the first facilities in Canada, to our knowledge, to provide hydroform quality tubing to be used by the automotive industry. In addition, we developed at this facility in-line capabilities to cut to precision lengths, finish, test and package tubing. We have since included these capabilities in the design of our subsequent tubing facilities.

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  Stoney Creek, Ontario (1999): This facility contains what we believe is one of only two independent pickling operations in Canada. As compared to pickling operations owned by steel mills, we believe we generally operate with a lower cost structure. This enables us to handle customer orders in quantities smaller than those which would be economical for integrated steel producers. We began commercial production at this facility in February 1999, just nine months after breaking ground. In fiscal 2004, we processed approximately 550,000 tons through the pickling line, which is approximately 29% higher than the manufacturer's annual rated capacity of 425,000 tons for this line.

  •
  Morrisville, Pennsylvania (2000): Prior to completion of this facility, we had served the Northeastern United States structural tube market from our Montréal facility. However, based on sustained demand for our structural tube products, we were able to justify construction of this facility which commenced operations in 2000.

  •
  Jeffersonville, Indiana (2001): This specially designed tube manufacturing facility produces tubing for use in the hydroforming of automobile and light truck components.

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  LaSalle, Québec (2004): We recently completed this new facility to include new temper-rolling equipment, as well as slitting and cut-to-length equipment to consolidate certain of our operations and to achieve cost efficiencies.

We believe that these greenfield projects have allowed us to grow profitability by lowering our costs of production while expanding our value-added processing and manufacturing capabilities. We plan to continue to grow internally by pursuing future greenfield projects as additional opportunities in our markets arise.

Our Business Strategy

Our business strategy is focused on profitable growth, higher margins and lower costs of production, providing value-added processing capabilities and expanding our range of services and customer base.

We intend to achieve our objectives by continuing to focus on:

  •
  Providing value-added products and services. We intend to continue to seek out further niche opportunities in order to provide our customers with additional services not generally available in our markets.

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  Pursuing internal growth through greenfield projects. We intend to pursue internal growth opportunities that we anticipate will provide attractive returns to our shareholders. We believe that our emphasis on growth through greenfield projects has enabled us to extend our corporate culture into all of our new facilities, which in turn allows us to reduce our costs of production.

  •
  Developing technological improvements. We intend to continue fully utilizing and, where possible, expanding the capabilities of our equipment by using new technology together with our experience and expertise. This has enabled us to consistently increase the rated capacity of many of our facilities and reduce our costs of production and increase customer satisfaction. This has also enabled us to work with our customers to develop and efficiently manufacture innovative value-added products.

  •
  Seeking joint ventures and appropriately priced acquisitions. We will also continue to pursue opportunities to broaden our product range and customer base through joint ventures and selective acquisitions. We believe our record of success with joint ventures and our strong financial condition position us to find and act on additional opportunities of this type. We consider acquisition opportunities that are in line with our business strategy and that, in general, appear to be appropriately priced, immediately accretive and with strong local management.

Our Competitive Strengths

We believe that we have the following competitive strengths that will facilitate the implementation of our business strategy:

  •
  Ability to identify and capitalize on unique market opportunities. Our chief executive officer, D. Bryan Jones, and our senior management team have an excellent record of identifying new market opportunities that, combined with our financial position and greenfield experience, allow us to react quickly and capitalize on these new opportunities as they arise. Our initiatives in tubing for hydroforming, pickling and temper-rolling reflect this ability.

  •
  Strategically located facilities. Our facilities are strategically located to efficiently serve our broad customer base throughout the Northeastern and Mid-Atlantic United States and Central Canadian markets. Most of our customers are located within a 250-mile radius of our facilities which allows us to operate an efficient delivery system capable of handling a high volume of short lead-time orders. Additionally, the location of our facilities minimizes the freight costs associated with obtaining steel supply.

  •
  Management depth and experience. Our senior management team has extensive industry experience and a demonstrated record of success. In addition, our service centers and processing facilities are managed on a decentralized, entrepreneurial basis, which provides our local managers the flexibility to respond to changing local market conditions.

  •
  Long-standing supplier relationships. As a large purchaser of steel, we have developed long-standing relationships with certain primary producers of steel in the United States, Canada and abroad. We believe that these relationships, together with our increasing volume of purchases, enhance our ability to obtain quality steel at competitive prices and on a timely basis even during periods of tight supply.

  •
  Commitment to quality and customer service. Our commitment to customer service, together with our just-in-time delivery capabilities permit us to satisfy the needs of our customers and allows us to provide quick and reliable service while maintaining our high quality standards. Our level of quality is exemplified by our ability to successfully meet the exacting standards of our customers, including those in the automotive and equipment manufacturing industries.

  •
  Effective management information systems. We have reliable and scalable management information systems that help us to operate our business efficiently, including bar coding technology which enables us to monitor and allocate inventory among our operations. Our systems provide information with respect to the buying patterns of our customers and enable us to properly monitor our inventory turnover rates. We are actively pursuing opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange.

  •
  Strong financial position. Our strong financial position and track record of continued profitability allows us to maintain and enhance our relationships with suppliers and customers. The strength of our balance sheet also furthers our ability to borrow funds on favorable terms in the event of an appropriate investment or acquisition opportunity that requires and justifies the incurrence of long or short-term debt financing.

Products and Services

Our services include the following traditional service center processes:

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  slitting: the cutting of steel to specified widths along the length of steel coil;

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  leveling: a process used to flatten shape deficiencies in steel coil; and

  •
  cutting-to-length: involves cutting steel across the width of steel coil.

Our services also include higher value-added processes, which process and transform steel to specified lengths, widths and shapes pursuant to specific customer orders, including the following:

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  roll forming: flat rolled coils can be pre-punched, in-line welded and formed into sophisticated shapes for specific purposes;

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  blanking: the cutting of steel into specific shapes with close tolerances; and

  •
  plate burning: the process of cutting steel, typically in excess of one inch thick, into specific shapes and sizes.

In addition, we have recently expanded our services to include temper-rolling. Temper-rolling is an in-line process that improves the surface finish and flatness of cut-to-length sheet and plate and that eliminates coil memory or springback. See "—Recent Developments."

A distinctive aspect of our company is our focus on pickling and tubing operations:

  •
  pickling is an in-line process for cleaning hot-rolled steel coils of rust, scale and dirt. Currently, we believe that we are one of only two independent picklers in Canada; and

  •
  tubing is a process by which flat rolled coils are formed into circular, oval, square or rectangular shapes and the seams are electric resistance welded. Hydroforming is an innovative technology used in the manufacture of certain automotive parts which involves the application of water at high pressure to form and shape steel tubes.

This reduces the cost and the weight of a steel component. Our tubing operations are presently structured as follows:

  •
  six mills, of which four are located in Canada and two are located in the United States;

  •
  a majority of our tube production is hollow structural sections, or HSS, tubing; and in addition

  •
  our tube mills in Mississauga, Ontario and Jeffersonville, Indiana were constructed specifically to meet the needs of high pressure hydroforming for the automotive industry and include in-line precision cutting, finishing, testing and packaging capabilities.

Recent Developments

Recently, our new 160,000 square foot manufacturing and processing facility in LaSalle (Montréal), Québec, which includes an in-line temper mill and cut-to-length line, became operational. This facility replaces our facility at Dorval, Québec, and one of our facilities at Lachine, Québec. The mill includes a rotary shear for continuous operation and precision cut-to-length tolerances, and is capable of leveling and temper-rolling 40 ton coils up to 1/2" thick by 72" wide. The temper mill is also capable of processing coils up to 80,000 minimum yield and creating elongations of up to 3.0%. The mill and cut-to-length line join our previously announced 1/2" × 72" wide slitter that has been operating since our second quarter of fiscal 2004. In addition to these new pieces of equipment, we have upgraded, rebuilt and transferred two existing lines, a 1/4" × 60" slitter and a 1/4" × 72" cut-to-length line, to bring the total number of lines in the new LaSalle facility to four, with the result that the new facility has an annual slitting and leveling capacity of over 400,000 tons.

The new facility in LaSalle was built to reorganize and restructure three of our facilities. While historically, all these three facilities processed and sold hot-rolled coil and plate, now only the LaSalle facility will undertake these operations. The LaSalle facility will take the place of two of the previous three operating locations. We believe that by consolidating the operations into one facility, we will see improved inventory management of hot-rolled products, and capacity increases, production improvements and reduced manpower requirements from the new and upgraded equipment. Furthermore, since the new LaSalle facility is located next to our Delta Tube operation, we also expect that this will result in quicker transfer of slit coils to the tube mill, less transport equipment with no weight restrictions or traffic concerns, and less freight out costs with pick-ups in adjacent buildings as opposed to distant points on the Island of Montréal. We believe these operating efficiencies, new equipment, and administrative and logistical advantages will result in significant cost savings beginning in the second quarter of 2005.

Organizational Structure

We are the holding company for two main operating groups: (i) our Canadian affiliates, consisting of Nova Steel Ltd. (which since January 1, 2005, includes the Metco Steel division), Nova Tube Inc., Cresswell Roll Forming Inc., Argo Steel Ltd., Nova Tube Ontario Inc., Nova Steel Processing Centre Ltd. and Delta Tube and Company, Limited; and (ii) our U.S. affiliates, consisting of Integrated Steel Industries, Inc., a U.S. holding company, American Steel and Aluminum Corporation, Nova Tube and Steel, Inc. and Nova Tube Indiana, LLC.

The following chart illustrates the organization of our operating subsidiaries and their country of organization:

(a)
Since January 1, 2005, Metco Steel Inc., formerly one of our direct wholly-owned subsidiaries, is now a division of Nova.

(b)
50% voting interest

Property, Plants and Equipment

The following chart describes each of our Canadian operations:

Subsidiary/Location	Description of Operations and Products				Title

Nova Steel Ltd./ LaSalle, Québec	• • • •	160,000 sq. ft Temper mill Two cut-to-length lines Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled and tubing	Owned

Nova Steel Ltd./ Dorval, Québec	• • • •	75,500 sq. ft Two slitting lines Multi-blanking line Three flat bar edging lines	•	Hot-rolled, hot-rolled pickled and oiled and cold-rolled products and tubing	Leased to May 31, 2005*

Nova Steel Ltd./ Cambridge, Ontario	• •	49,100 sq. ft Two slitting lines	•	Hot-rolled, hot-rolled pickled and oiled, cold-rolled and coated slit coils	Leased to Nov. 30, 2009*

Delta Tube and Company, Limited/ LaSalle, Québec (60% Owned)	• •	100,000 sq. ft HSS tube mill, up to 5"× 5"×1/4"	•	Toll rolling of HSS tubing for Nova and pipe for Ispat Sidbec Inc.	Owned

Nova Tube Inc./ Baie d'Urfé, Québec	• • •	47,100 sq. ft Hot-rolled tube mill Cold-rolled tube mill up to 3" O.D.	•	Toll rolling of tubing for Nova for the automotive and furniture industries, other manufacturers and the structural market	Leased to May 31, 2008*

Nova Tube Ontario Inc./ Mississauga, Ontario	• •	90,000 sq. ft Cold-rolled tube mill up to 4" O.D.	•	High quality mechanical tubing targeting hydroformed automobile components and other automotive and general manufacturing applications	Leased to April 30, 2007*

Nova Steel Processing Centre Ltd./ Stoney Creek, Ontario	• • •	171,000 sq. ft Pickling line Two slitting lines	•	Pickling and slitting of coils on a toll rolling basis	Owned

Argo Steel Ltd./ Lachine, Québec	• • • • •	53,000 sq. ft Slitting line Cut-to-length line Blanking line Shearing	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to March 31, 2006

Argo Steel Ltd./ Brampton, Ontario	• • •	63,100 sq. ft Precision multi-blanking line Slitting line	•	Hot-rolled, cold-rolled and galvanized products for general manufacturing applications	Leased to Nov. 30, 2008*

Cresswell Roll Forming Inc./ Granby, Québec	• • • • • •	127,000 sq. ft 15 roll forming lines Seven punch presses Stamping and manufacturing In-line welding Electrostatic powder coating	• •	Variety of sophisticated roll formed sections on customer demand Pallet racking	Owned

Cresswell Roll Forming Inc./ St. Hubert, Québec	• • •	118,300 sq. ft Manufacturing Plasma burning	• •	Front loader buckets General fabrication, assembly and welding	Leased to Dec. 31, 2011*

Cresswell Roll Forming Inc./ Shawinigan, Québec	• • • •	12,000 sq. ft Five punch presses Stamping Assembly	•	Hardwood flooring nails, nailers and accessories	Leased to Feb. 28, 2009

*	Indicates a facility leased from a related party. See "Certain Relationships and Related Party Transactions."

The following chart describes our two tubing facilities in the United States:

Subsidiary/Location	Description of Operations and Products				Title

Nova Tube and Steel, Inc./ Morrisville, PA	• • • •	163,300 sq. ft HSS tube mill up to 6"× 6"×3/8" Heavy gauge slitter Heavy gauge cut-to-length line	• •	Hot-rolled HSS tubing up to 6" square Hot-rolled sheet and plate coil	Owned

Nova Tube Indiana, LLC/ Jeffersonville, IN	• •	108,000 sq. ft Mechanical tube mill up to 7" O.D.	•	High quality mechanical tubing targeting hydroformed automobile and truck frame components	Owned

The following chart describes each of our other nine operations in the United States:

Subsidiary/Location	Description of Operations and Products				Title

American Steel/ Albany, NY	• • •	40,000 sq. ft Shearing Bar sawing	• • •	Pipe and tubing, hot-rolled products and galvanized sheet Stainless steel and aluminum Tubing	Owned

American Steel/ Ashland, VA	• • •	45,000 sq. ft Shearing Bar sawing	• • •	All carbon steel products Stainless steel and aluminum Tubing	Owned

American Steel/ Auburn, MA	• • • •	105,000 sq. ft Four slitting lines Leveling and cut-to-length line Blanking line	• • •	Leading supplier of cold-rolled, high carbon, strip steel in the Northeastern United States
Processing of cold-rolled, galvanized, aluminum and stainless coils to supply sheets for all of our divisions
				Processing of coated sheets, intermediate tempered sheets and bright finished materials	Owned

American Steel/ Cumberland, RI	• • •	49,000 sq. ft Shearing Bar sawing	• • •	Hot-rolled products, cold-rolled bars Stainless steel and aluminum Tubing	Owned

American Steel/ Harrisburg, PA	• • •	104,000 sq. ft Shearing Bar sawing	• •	Full line of carbon products, particularly stainless steel and aluminum sheet Tubing	Owned

American Steel/ Hartford, CT	• • •	36,000 sq. ft Shearing Bar sawing	• •	Cold finished carbon steel bars, cold-rolled, coated, stainless steel and aluminum sheet Tubing	Owned

American Steel/ Norwood, MA	• • •	55,000 sq. ft Shearing Bar sawing	• •	Cold finished carbon steel bars, cold-rolled, hot-rolled, coated, stainless steel and aluminum sheet Tubing	Owned

American Steel/ Portland, ME	• • •	59,000 sq. ft Shearing Bar sawing	• •	Full line of products, including high strength, hot-rolled plates for the shipbuilding industry and stainless steel bar grating for corrosive pulp and paper and food processing industries Tubing	Owned

American Steel/ Syracuse, NY	• • •	53,000 sq. ft Shearing Bar sawing	• • •	Primarily hot-rolled products Stainless steel and aluminum Tubing	Owned

The lease of our facility located in Dorval, Québec expires on May 31, 2005. We plan to extend this lease. Substantially all the assets of certain of our subsidiaries are subject to blanket liens for the benefit of certain lenders. Each of the above facilities is fully utilized.

Suppliers

We purchase flat rolled steel for processing from a number of North American and international primary steel producers in quantities that we believe are efficient for such producers. We concentrate on developing relationships with high-quality North American integrated steel mills and mini-mills, as well as international primary steel producers and on becoming a valued customer of such producers. We are a major customer of flat rolled coil for some of our principal suppliers but are not dependent on any one supplier. This enables us to maintain a continued source of supply at what we believe are competitive prices. We believe the accessibility and proximity of our facilities to major steel producers, together with our strong balance sheet, will continue to be an important factor in our maintaining good relationships with them.

Sales and Marketing

Each of our sales and distribution operations maintains its own sales and marketing staff to serve the specific local needs of our customers. Our combined sales force consists of 128 salaried inside and outside sales representatives of which 26 are commissioned representatives. Our sales efforts are focused primarily on direct customer contact. We believe that management selling is essential to our sales and marketing success. Consequently our managers and product managers, as well as our president and our various vice presidents are all active in external sales. We feel that our commitment to quality, service and just-in-time delivery has enhanced our ability to build and maintain strong customer relationships.

Customers and Distribution

In fiscal 2004, we processed steel for sale to approximately 7,000 customers. Our diversified customer and geographic base serves to reduce our exposure to fluctuations in business and economic cycles in particular industries and regions. In fiscal 2004, our top 20 customers accounted for less than 25.1% of total net sales and no single customer accounted for more than 4.0% of total net sales. Our major customers include automotive parts manufacturers and stampers, other steel service centers, general fabricators and manufacturers of transportation equipment, material handling equipment, electrical components, appliances, storage tanks, railway cars, ship building material, construction and heavy equipment and agricultural equipment. Our sales to automobile manufacturers and their suppliers combined with our sales to manufacturers supplying the automotive "after market" components and parts in fiscal 2004 accounted for approximately 21.4% of total net sales and our sales to other steel service centers accounted for approximately 18.4% of total net sales.

Our facilities are strategically located to serve our broad customer base, which is largely located in the Northeastern and Mid-Atlantic United States, as well as Central Canada. These strategic locations allow us to operate an efficient delivery system capable of handling a high volume of short lead-time orders. We transport most of our products directly to customers via our own fleet of trucks, through independent trucking firms and through a logistics company owned by one of our directors. See "Certain Relationships and Related Party Transactions."

Employees

As at November 27, 2004, we had approximately 1,104 employees, of whom 30.3% working at 11 of our 23 facilities are organized by the United Steelworkers, the Teamsters, the Sheet Metal Workers and independent employees associations. As of March 3, 2005, the labor contract with the Sheet Metal Workers covering 31 employees at one of our Lachine facilities was extended such that it will now expire on November 30, 2009. The labor contract with the United Steelworkers covering 49 employees at our Auburn and Cumberland facilities will expire on June 30, 2005. Consistent with our practice of commencing renewal negotiations for our labor contracts approximately sixty days prior to expiration, we plan to begin renegotiation of this contract on or about May 1, 2005. We do not presently anticipate that any work stoppages will occur prior to renegotiation of this contract. The labor contract with the Teamsters covering 17 employees at our Ashland facility will expire on April 30, 2005. This agreement is currently being renegotiated and we currently anticipate that negotiations will be finalized, without any work stoppages, prior to the April 30, 2005 expiration date. We believe that our relations with our employees are good, which is supported by our low rate of employee turnover. We have not experienced a work stoppage by any of our unions or employee associations in over 20 years.

Our approximately 1,104 employees are categorized as follows: production and warehouse employees (67%), sales personnel (12%), truck drivers (7%) and administrative employees (14%).

Management Information Systems

We maintain management information systems, including bar coding systems, which monitor and allocate inventory among our operations. In particular, the inventory system at American Steel provides information to all sales and management personnel on a real time basis which enables them to offer a wide range of products to their customers on a timely basis without the need to maintain an inventory of the full product line at all locations. Further, our systems generally provide information with respect to the buying patterns of our customers. Most of our systems have been developed specifically for the management of our particular operations, such as our processing and tubing operations. We have designed our systems to provide us with the ability to adapt quickly to our customers' needs. We actively pursue opportunities to streamline the cost and time associated with customer and supplier communications, including electronic data interchange. We are also constantly making improvements to our systems to ensure maximum efficiency, security and scalability for our future needs.

Quality Standards

Our quality control systems establish controls and procedures covering all aspects of our products from the time the material is ordered by us through its receipt, production and shipment to our customers. These controls and procedures encompass periodic supplier audits, inspection criteria, traceability and certification. From time to time, we have successfully undergone quality audits by certain of our larger customers. To date, ten of Nova's facilities and American Steel's Auburn, Massachusetts facility have obtained ISO 9002 certification, a universal industrial quality control standard set by the International Organization for Standardization. Our remaining facilities are seeking ISO certification. Furthermore, three of our facilities located in Ontario and our facility in Jeffersonville, Indiana have achieved certification under QS 9000, which is the quality standard established by and for the North American automotive industry.

We provide a variety of processing services which have undergone considerable evolution in the area of quality assurance to meet the stringent demands of our customers, and in particular, the Ontario automotive market. Nova and American Steel have established themselves as quality suppliers by consistently meeting the requirements of their respective customers' quality control audits.

Competition

We compete with other regional and national steel service centers, single location service centers and, to a certain degree, primary steel producers and intermediate steel processors on a regional basis. We have different competitors for each of our products and within each geographic region. We compete on the basis of price, product selection and availability, customer service, quality and geographic proximity. Certain of our competitors have financial and operating resources in excess of our financial and operating resources.

Environmental

Our facilities are subject to comprehensive and frequently changing federal, state, provincial and local laws and regulations in the United States and Canada relating to the protection of the environment, including those related to air emissions, wastewater discharges, treatment, storage and disposal of hazardous substances and other materials and wastes, occupational health and safety, and in general, the emissions of pollutants into the environment.

We believe that we are in material compliance with all applicable environmental laws and regulations. We do not anticipate any material expenditures to meet environmental requirements and do not believe that continued compliance with such existing laws and regulations will have a material adverse effect on our operations or financial condition. However, we cannot predict the environmental laws or regulations that may be enacted in the future or how existing or future laws and regulations will be administered or interpreted. Compliance with more stringent laws or regulations, as well as more vigorous enforcement policies of the regulatory agencies or stricter interpretations of existing laws and regulations, may require additional expenditures by us which could vary substantially from those currently anticipated.

Our subsidiary American Steel was named as one of 19 defendants in an action brought in October 2001 by two private parties under the Comprehensive Environmental Response Compensation and Liability Act, or CERCLA, to recover costs incurred and to be incurred in connection with a waste disposal facility in Cumberland, RI, which has been categorized as a Superfund site by federal authorities. The complaint was subsequently amended twice to add additional defendants, aggregating to a total of 57 defendants. The plaintiffs claim that we are liable based upon alleged shipments to the site by American Steel, prior to its acquisition by us in 1996. The plaintiffs have identified over 100 potentially responsible parties, or PRPs, and the Environmental Protection Agency, or EPA, has issued claim notice letters to 63 parties, some of which are defendants in the lawsuit. We also received, on or about April 25, 2003, an EPA claim letter seeking reimbursement of costs incurred and to be incurred at the site. American Steel responded to the claim by denying liability for the site, but was also working with other PRPs to evaluate its options for resolving the matter. The plaintiffs seek recovery of investigative expenses incurred and to be incurred, together with a declaration of liability for all future remediation costs at the site. We do not believe it is currently possible to estimate our share, if any, of such investigative expenses or future remediation costs with reasonable certainty. The defendants have formed a PRP committee (in which we are participating) to monitor the site investigation. We believe that we have meritorious defenses against the claims raised in the action and we intend to defend our position vigorously should the litigation proceed. However, we cannot provide assurances that we will prevail should the litigation proceed and any significant loss could have a material adverse effect on our financial results.

Certain of the facilities that we occupy have been in operation for many years and, over such time, we and the prior owners or operators of such properties may have generated and disposed of wastes which are or may be considered hazardous. Accordingly, it is possible that additional environmental liabilities may arise in the future as a result of any such waste generation and disposal.

Legal Proceedings

In addition to the claims mentioned in "—Environmental" above, we are a party to various legal actions that we believe are ordinary in nature and incidental to the operation of our business. In our opinion, the outcome of these additional proceedings are not likely to have a material adverse effect upon our business, results of operations or financial condition.

Government Regulation

In addition to environmental laws and regulations our operations are governed by many other laws and regulations, including, without limitation, those relating to workplace safety and employee health. In addition, our subsidiaries and affiliates own and lease trucks for transporting products at various facilities. The operation and maintenance of these vehicles is governed by various safety regulations. We believe that we are in compliance with these laws and regulations in all material respects and we do not believe that continued compliance with such laws and regulations will have a material adverse effect on our business, results of operations or financial condition.

Management

The following are the members of our board of directors and our executive officers:

Name	Age	Position(s) held
D. Bryan Jones(a)(b)	65	Chairman of the Board, President, Chief Executive Officer and Director
Christopher H. Pickwoad(b)	65	Executive Vice President, Chief Financial Officer and Director
Robert D. Taberner	53	Vice President and General Manager—Nova Steel, Ontario
Stephen D. Shaw	57	President and Chief Operating Officer—American Steel
Scott B. Jones	40	Vice President, Secretary and Director
Roger Daigneault	48	Vice President, Corporate Purchasing
Peter V. Balboni	58	Vice President, Finance and Treasurer—American Steel
Michael L. Richards(c)	66	Director
John LeBoutillier, C.M.(a)(b)(c)	60	Director
Alexander Adam(a)(c)	60	Director

(a)
Member of the Compensation Committee.

(b)
Member of the Nominating Committee.

(c)
Member of the Audit Committee.

D. Bryan Jones has over 43 years of experience in the selling, marketing and production of flat rolled products. In 1967, he and a partner formed St. Laurent Steel, and he served for many years as its vice president and general manager until the time of its sale to a major North American steel service center. In 1979 he incorporated Nova Steel Ltd. He has served as president and chief executive officer and as a director of Nova Steel Ltd. or Nova since its founding. He has been our chairman of the board, president and chief executive officer since April 4, 1997.

Christopher H. Pickwoad has 24 years of experience in the steel industry and has been employed by us since 1982. Prior to 1982, he was a partner of a firm of chartered accountants. Mr. Pickwoad has been our executive vice president, chief financial officer and a director on our board since April 4, 1997.

Robert D. Taberner has 25 years of sales and marketing experience in the Ontario flat rolled market. He has served as the vice president and general manager of our Ontario facilities since 1992.

Stephen D. Shaw has 36 years of experience in the steel industry, the last 21 years of which were in steel distribution in Canada and the United States. He joined us in August 1997.

Scott B. Jones has 17 years of experience in the steel industry and has been employed by us since 1991. He has been a vice president, secretary and a director on our board since April 4, 1997. He is the son of D. Bryan Jones.

Roger Daigneault has been employed by us since 1984. He was employed by Ispat Sidbec Inc. for eight years in sales and production prior to joining us.

Peter V. Balboni joined American Steel in 1975 and has served as its vice president, finance and treasurer since 1980.

Michael L. Richards has been a director on our board since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, Canadian counsel to the Company. He is also a director of Intertape Polymer Group Inc.

John LeBoutillier, C.M. has been a director on our board since September 24, 1997. Mr. LeBoutillier has been the chairman of the board and president of Mazarin Inc. since January 2004. He is also chairman of the board of Roctest Ltd., and a director of Industrial Alliance Insurance and Financial Services Inc., Shermag Inc. and Asbestos Corporation Limited. From March 2000 to December 2003, Mr. LeBoutillier was a company director. From November 1996 to March 2000, Mr. LeBoutillier was the president and chief executive officer of Iron Ore Company of Canada and prior to November 1996, he was the president and chief executive officer of Ispat Sidbec Inc., the major steel supplier with which we own Delta Tube and Company, Limited.

Alexander Adam has been a director on our board since April 1, 2003. Mr. Adam is also a director of Gennum Corporation and serves on the advisory board of Thomson-Gordon Inc. From June 1996 to August 2002, Mr. Adam was the president and chief executive officer of Algoma Steel Inc. He previously held executive positions at Toyota Motor Manufacturing Canada Ltd. (TMMC) and Stelco Inc.

Board of Directors

Our board of directors currently consists of six members. Our directors are elected in rotation so that at the first meeting of our shareholders for the election of directors, one-third of the number of directors to be elected were elected to hold office until the first annual meeting of shareholders held after that meeting, one-third of the number of directors to be elected were elected to hold office until the second annual meeting of our shareholders held after that meeting and the balance of the number of directors to be elected were elected to hold office until the third annual meeting of shareholders held after that meeting. At each subsequent annual meeting, directors are elected to fill the positions of those directors whose term of office has expired. Unless otherwise removed from the board, elected directors hold office until the third annual meeting after their election. A director whose term of office has expired may, if qualified, be re-elected. Further, at our annual and special meeting of shareholders held on March 29, 2005, our shareholders approved an amendment to our articles of incorporation that authorized our board of directors to appoint, between annual meetings of shareholders, one or more additional directors who would hold office for a term expiring not later than the close of our following annual meeting of shareholders (unless such appointed directors are then elected as directors by our shareholders), provided that the total number of directors so appointed may not exceed one third of the number of directors elected at the previous annual meeting of our shareholders.

The term of office of Scott B. Jones and Alexander Adam will expire at our next annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of D. Bryan Jones and John LeBoutillier will expire at our 2006 annual meeting of shareholders or at such other time as their successors are elected or appointed. The term of office of Christopher H. Pickwoad and Michael L. Richards will expire at our 2007 annual meeting of shareholders or at such other time as their successors are elected or appointed.

We do not have any service contracts with any directors providing for any benefits to them upon their termination of employment or term of office.

Board Committees

To date our board of directors has established three committees:

  •
  a Compensation Committee, which is currently comprised of Messrs D. Bryan Jones, John LeBoutillier and Alexander Adam, and whose purpose is to make recommendations concerning salaries and incentive compensation for executive officers and to administer the 1997 Novamerican Steel Inc. Share Option Plan;

  •
  an Audit Committee, which is currently comprised of Messrs John LeBoutillier, Alexander Adam and Michael L. Richards, and whose purpose is to review our annual and quarterly results, our communications with shareholders, the scope of the audit and other services provided by our independent auditors and to recommend to the board the selection and remuneration of the auditors, and which operates in accordance with the terms of a charter that complies with the Nasdaq's listing standards; and

  •
  a Nominating Committee, which is currently comprised of Messrs D. Bryan Jones, Christopher H. Pickwoad and John LeBoutillier, and whose purpose is to advise and make recommendations to the board of directors concerning the selection of candidates as nominees for directors.

Management Compensation

During fiscal 2004, the aggregate compensation paid by us to the named executive officers as a group for services rendered by them to us totaled $5.0 million. One of our executive officers receives, as a bonus, a certain percentage of pre-tax earnings of the operations that he manages, which percentage is determined by negotiation between that officer and us. This bonus is included in the aggregate compensation disclosed in this paragraph.

Compensation of Directors

Our non-employee directors are remunerated for their services with an annual retainer fee and an attendance fee for each meeting of the board of directors or meeting of a committee thereof attended. In fiscal 2004, we paid each of our non-employee director an annual fee of $8,000, plus a fee of $1,500 for each board of directors meeting and each committee meeting attended, except that the chairmen of committees of the board of directors were paid a fee of $3,000 for each meeting at which they acted as chair. In fiscal 2004, payments made by us to the directors for their services as directors amounted to $0.1 million. We also reimbursed out-of-pocket expenses related to the directors' attendance at such meetings.

Certain Relationships and Related Party Transactions

A Canadian corporation owned by Scott B. Jones, our vice president, secretary and one of our directors and the son of D. Bryan Jones, our chairman, president and chief executive officer, owns four facilities located in Canada comprising a total of 261,700 square feet and leases them to us on a triple-net basis at an aggregate annual rent of approximately $1.2 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% indirectly owned by Peter J. Ouimet, president of Argo Steel Ltd., one of our Canadian subsidiaries, owns a facility located in Canada comprising a total of 63,100 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.2 million. Another Canadian corporation 50% indirectly owned by Scott B. Jones and 50% by a party unrelated to us owns a facility located in Canada comprising a total of 118,300 square feet and leases it to us on a triple-net basis at an aggregate annual rent of approximately $0.4 million. All the facility leases expire at varying dates between May 31, 2005, and December 31, 2011, and all but one are subject to one or two five-year renewal options. See "Business—Property, Plants and Equipment."

A Canadian corporation owned by Scott B. Jones owns 12 trailers which it leases to us at an annual aggregate rent of $0.1 million. This corporation also provided transportation arrangements for us in an amount totaling $6.6 million during fiscal 2004.

At November 27, 2004, unsecured loans by D. Bryan Jones to us amounted to $0.9 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.75%.

At November 27, 2004, unsecured advances by Peter J. Ouimet to us amounted to $0.7 million, bearing interest at Royal Bank of Canada's prime rate, 4.25% as at November 27, 2004, plus a premium of 0.5%, without repayment terms.

Michael L. Richards has been one of our directors since September 24, 1997. Mr. Richards is a senior partner in the law firm of Stikeman Elliott LLP, our Canadian counsel. For the fiscal year ended November 27, 2004, fees and expenses paid to Stikeman Elliot LLP amounted to approximately $0.4 million.

We have adopted a policy that all transactions with any of our directors or officers, or with any person or entity that beneficially owns or exercises control or direction over shares carrying more than 5% of the voting rights attached to all of our shares, or any of their affiliates, shall be:

  •
  subject to approval by a majority of the independent members of our board of directors,

  •
  on terms no less favorable to us than could be obtained from unaffiliated parties, and

  •
  reasonably expected to benefit us. The terms of the above described leases and service agreements have been unanimously approved by the independent members of our board of directors in accordance with that policy. In the case of service agreements, such approval is subject to certain terms and conditions, which management reasonably believes are being met.

Two of the selling shareholders, D. Bryan Jones and Scott B. Jones, will enter into a series of transactions, the purpose of which is to increase the tax cost for Canadian tax purposes of a certain number of their shares to be sold in this offering, to an amount equal to the pro rata profits which have already been subject to tax at the corporate level. The fees and expenses related to these transactions are being borne by D. Bryan Jones and Scott B. Jones. The series of transactions is summarized as follows:

  •
  3414116 Canada Inc., a personal investment company beneficially owned by D. Bryan Jones, and 3414124 Canada Inc., a personal investment company beneficially owned by Scott B. Jones, may transfer 540,000 and 100,000 of our common shares, respectively, to a recently incorporated

    Canadian corporation ("NEWCO") in consideration for their respective proportional receipt of all the shares of NEWCO;

  •
  3414116 Canada Inc. and 3414124 Canada Inc. would then sell the respective shares of NEWCO that they have received to another recently incorporated Canadian corporation ("NEWCO2"), all of the shares of which are beneficially owned in the same respective proportional amounts by D. Bryan Jones and Scott B. Jones, in consideration for shares of NEWCO2;

  •
  NEWCO2 would then sell the shares of NEWCO to us in consideration for the issuance by us to NEWCO2 of 640,000 of our common shares;

  •
  We would then dissolve and liquidate NEWCO, in the process of which we will cancel the 640,000 of our common shares held by NEWCO; and

  •
  NEWCO2 would then deliver at closing the 540,000 and 100,000 of our common shares offered for sale respectively in this offering by D. Bryan Jones and Scott B. Jones. These transactions, if they occur, will not materially affect us.

Principal and Selling Shareholders

The following table sets forth certain information regarding the beneficial ownership of our common shares as of April 11, 2005, and as adjusted to give effect to this offering by:

  •
  each person who we know beneficially owns more than five percent of our outstanding common shares;

  •
  each of our directors and executive officers; and

  •
  each selling shareholder.

	Shares Beneficially Owned Prior To Offering(a)						Shares Beneficially Owned After Offering
Principal and Selling Shareholders					Shares To Be Offered(b)
	Number		Percentage				Number		Percentage
D. Bryan Jones	6,263,290	(c)	64.0%		540,000	(d)	5,723,290		56.5%
Scott B. Jones	1,494,146	(e)	15.3		100,000	(d)	1,394,146		13.8
FMR Corp.(f)	976,500	(g)	10.0		–		976,500		9.6
Robert D. Taberner	275,227	(h)	2.6	(i)	141,000		134,227	(h)	1.3	(i)
Stephen D. Shaw	259,148	(h)	2.5	(i)	132,000		127,148	(h)	1.2	(i)
Christopher H. Pickwoad	161,213	(j)	1.6		120,000		41,213		0.4
Roger Daigneault	129,536	(h)	1.2	(i)	67,000		62,536	(h)	0.6	(i)
John LeBoutillier	10,300		*		–		10,300		*
Alexander Adam	1,000		*		–		1,000		*
Michael L. Richards	7,300		*		–		7,300		*
All selling shareholders as a group	8,582,560	(i)	82.1	%(i)	1,100,000		7,482,560	(i)	71.6	%(i)

*
Less than one percent

(a)
This information, not being within our knowledge, was furnished by the respective individuals on an individual basis.

(b)
Does not include the following share amounts subject to the underwriters' over-allotment option granted by the selling shareholders: D. Bryan Jones (81,000); Scott B. Jones (15,000); Robert D. Taberner (21,150); Stephen D. Shaw (19,800); Christopher H. Pickwoad (18,000); and Roger Daignault (10,050).

(c)
Common shares owned by D. Bryan Jones include (1) 5,872,886 shares owned indirectly since prior to the initial public offering of the Company as follows: 4,491,669 shares owned by 3349942 Canada Inc., a Canadian corporation, all the shares of which are owned by D. Bryan Jones and the Jones Family Trust (a trust established under the laws of the Province of Ontario), and 1,381,217 shares owned by 3414116 Canada Inc., a wholly-owned subsidiary of 3349942 Canada Inc.; and (2) 390,404 shares purchased on the open market.

(d)
Prior to completion of this offering, D. Bryan Jones and Scott B. Jones may conduct a series of transactions, as a result of which the shares to be sold by them will be held by a recently incorporated company beneficially owned by them. See "Certain Relationships and Related Party Transactions."

(e)
Common shares owned by Scott B. Jones include (1) 1,477,901 shares owned indirectly as follows: 1,104,966 shares owned by 3195538 Canada Inc., a Canadian corporation, all the shares of which are owned by Scott B. Jones, and 372,935 shares owned by 3414124 Canada Inc., a wholly-owned subsidiary of 3195538 Canada Inc.; and (2) 16,245 shares purchased on the open market.

(f)
Fidelity Management & Research Company ("Fidelity"), 82 Devonshire Street, Boston, Massachusetts 02109, a wholly-owned subsidiary of FMR Corp. and an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, is the beneficial owner of 976,500 shares or 10.067% of our common shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940. The ownership of one investment company, Canadian Growth Company Fund, amounted to 966,500 shares or 9.964% of our outstanding common shares. Canadian Growth Company Fund has its principal business office at 82 Devonshire Street, Boston, Massachusetts 02109. Edward C. Johnson 3d, FMR Corp., through its control of Fidelity, and the funds each has sole power to dispose of the 976,500 shares owned by the Funds, as reported under Amendment No. 5 to Schedule 13G filed with the SEC on February 14, 2005.

(g)
Based solely on the most recent Schedule 13G filed by FMR Corp. et al. with the SEC on February 14, 2005.

(h)
All shares listed in this line represents vested options under our share option plan.

(i)
Computed including vested options.

(j)
Common shares owned by Christopher H. Pickwoad include (1) 149,213 shares owned since prior to the initial public offering; and (2) 12,000 shares purchased on the open market.

All of the selling shareholders are members of our management with an address of: c/o Novamerican Steel Inc., 6001 Irwin Street, LaSalle, Québec, Canada H8N 1A1. See "Management" and "Certain Relationships and Related Party Transactions."

All expenses incurred with respect to the registration of the common shares offered by the selling shareholders pursuant to this prospectus will be borne by us, provided that we will not be obligated to pay any underwriting fees, discounts or commissions in connection with such registration, such fees, discounts or commissions will be borne by the selling shareholders.

The common shares beneficially owned by the selling shareholders, of which 1,100,000 are being sold in this offering, were acquired and are held by the selling shareholders as follows:

  •
  an aggregate total of 7,500,000 common shares were acquired by Messrs. D.B. Jones (5,872,886 shares), S.B. Jones (1,477,901 shares) and Pickwoad (149,213 shares) prior to the Company's initial public offering;

  •
  an aggregate total of 418,649 common shares were acquired by Messrs. D.B. Jones (390,404 shares), S.B. Jones (16,245 shares) and Pickwoad (12,000 shares) in open market purchases between December 1997 and August 2004; and

  •
  an aggregate total of 663,911 common shares are subject to vested options granted pursuant to the Novamerican Steel Inc. 1997 Share Option Plan to Messrs. Taberner (275,227 shares), Shaw (259,148 shares) and Daigneault (129,536 shares), the last such grant having occurred in 1997.

Underwriting

We and the selling shareholders have entered into an underwriting agreement with the underwriters named below. CIBC World Markets Corp., or CIBC, is acting as the representative of the underwriters.

The underwriting agreement provides for the purchase of a specific number of common shares by each of the underwriters. The underwriters' obligations are several, which means that each underwriter is required to purchase a specified number of shares, but is not responsible for the commitment of any other underwriter to purchase shares. Subject to the terms and conditions of the underwriting agreement, each underwriter has severally agreed to purchase the number of our common shares set forth opposite its name below:

Underwriter	Number of Shares
CIBC World Markets Corp.
Jefferies & Company, Inc.
KeyBanc Capital Markets, a division of McDonald Investments, Inc.
BB&T Capital Markets, a division of Scott & Stringfellow, Inc.

Total	1,100,000

The underwriters have agreed to purchase all of the common shares offered by this prospectus if any are purchased. Under the underwriting agreement, if an underwriter defaults in its commitment to purchase shares, the commitments of non-defaulting underwriters may be increased or the underwriting agreement may be terminated, depending on the circumstances.

The common shares should be ready for delivery on or about            , 2005 against payment in immediately available funds. The underwriters are offering the shares subject to various conditions and may reject all or part of any order. CIBC has advised the selling shareholders that the underwriters propose to offer the common shares directly to the public at the public offering price that appears on the cover page of this prospectus. In addition, the representatives may offer some of the common shares to other securities dealers at such price less a concession of $            per share. The underwriters may also allow, and such dealers may re-allow, a concession not in excess of $            per share to other dealers. After the common shares are released for sale to the public CIBC may change the offering price and other selling terms at various times.

The selling shareholders have granted the underwriters an over-allotment option. This option, which is exercisable for up to 30 days after the date of this prospectus, permits the underwriters to purchase up to a maximum of 165,000 additional common shares from the selling shareholders to cover over-allotments, if any. If the underwriters exercise all or part of this option, they will purchase common shares covered by the option at the public offering price that appears on the cover page of this prospectus, less the underwriting discount. If this option is exercised in full, the total price to the public will be $            and the total proceeds to the selling shareholders will be $            . The underwriters have severally agreed that, to the extent the over-allotment is exercised, they will each purchase a number of additional common shares proportionate to the underwriter's initial amount reflected in the foregoing table.

The following table provides information regarding the amount of the discount to be paid to the underwriters by the selling shareholders.

	Per Share	Total Without Exercise of Over-Allotment Option	Total With Exercise of Over-Allotment Option
Selling Shareholders

We estimate that the total expenses of the offering, excluding the underwriting discount, will be approximately $            .

We and the selling shareholders have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

We, our executive officers and directors and the selling shareholders have agreed to a 90-day "lock up" with respect to all the common shares that we and they beneficially own, including securities that are convertible into our common shares and securities that are exchangeable or exercisable for our common shares. This means that, subject to certain exemptions, for a period of 90 days following the date of this prospectus, neither we nor such persons may offer, sell, pledge or otherwise dispose of these securities without the prior written consent of the underwriters. Notwithstanding the foregoing, if the 90th day after the date of this prospectus occurs within 17 days following an earnings release by us or the occurrence of material news or a material event related to us, or if we intend to issue an earnings release within 16 days following the 90th day, the 90-day period will be extended to the 18th day following such earnings release or the occurrence of the material news or material event unless such extension is waived by CIBC World Markets Corp. on behalf of the underwriters.

CIBC World Markets Corp. informed us that they do not have a present intent or arrangement to release any of the securities subject to the lock-up agreements. The release of any lock-up, if any, will be considered on a case by case basis. Factors in deciding whether to release shares may include the length of time before the lock-up expires, the number of shares involved, the reason for the requested release, market conditions, trading price and volume of our common shares and whether the person requesting the release is the company or one of our officers, directors or affiliates.

Our common shares are traded on the Nasdaq National Market under the symbol "TONS."

Rules of the SEC may limit the ability of the underwriters to bid for or purchase shares before the distribution of the common shares hereunder is completed. However, the underwriters may engage in the following activities in accordance with the rules:

  •
  Stabilizing transactions. CIBC may make bids or purchases for the purpose of pegging, fixing or maintaining the price of the common shares, so long as stabilizing bids do not exceed a specified maximum.

  •
  Over-allotments and syndicate covering transactions. The underwriters may sell more of our common shares in connection with this offering than the number of shares that they have committed to purchase. This over-allotment creates a short position for the underwriters. This short sales position may involve either "covered" short sales or "naked" short sales. Covered short sales are short sales made in an amount not greater than the underwriters' over-allotment option to purchase additional shares in this offering described above. The underwriters may close out any covered short position either by exercising their over-allotment option or by purchasing shares in the open market. To determine how they will close the covered short position, the underwriters will consider, among other things, the price of our common shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. Naked short sales are short sales in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market after pricing. As a result of this, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.

  •
  Penalty bids. If CIBC purchases shares in the open market in a stabilizing transaction or syndicate covering transaction, it may reclaim a selling concession from the underwriters and selling group members who sold those shares as part of this offering.

  •
  Passive market making. Market makers in the shares who are underwriters or prospective underwriters may make bids for, or purchases of, shares, subject to limitation, until the time, if ever, at which a stabilizing bid is made.

Similar to other purchase transactions, the underwriters' purchases to cover the syndicate short sales or to stabilize the market price of our common shares may have the effect of raising or maintaining the market price of our common shares or preventing or mitigating a decline in the market price of our common shares. As a result, the price of our common shares may be higher than the price that might otherwise exist in the open market. The imposition of a penalty bid might also have an effect on the price of our common shares if it discourages the resale of the shares.

Neither we nor the underwriters make any representation or prediction as to the effect that the transactions described above may have on the price of our common shares. These transactions may occur on the Nasdaq or otherwise. If such transactions are commenced, they may be discontinued without notice at any time.

Exchange Controls

There are currently no laws, decrees, regulations or other legislation in Canada that restricts the export or import of capital or that affects the remittance of dividends, interest or other payments to non-resident holders of our securities other than withholding tax requirements. There is no limitation imposed by Canadian law or by our articles of incorporation or our other organizational documents on the right of a non-resident of Canada to hold or vote our common shares, other than as provided in the Investment Canada Act, as amended by the North American Free Trade Agreement (NAFTA) Implementation Act (Canada) and the World Trade Organization (WTO) Agreement Implementation Act.

The Investment Canada Act requires notification and, in certain cases, advance review and approval by the Government of Canada of the acquisition by a "Non-Canadian" of "control of a Canadian business," all as defined in the Investment Canada Act. Generally, the threshold for review will be higher in monetary terms for a member of the WTO or NAFTA.

Income Tax Considerations

We would recommend that purchasers of our common shares consult their own tax advisers with respect to their particular circumstances and with respect to the effects of state, local or foreign (including Canadian) income tax laws to which they may be subject.

Canadian Federal Income Tax Consequences

The following discusses the material Canadian federal income tax consequences relevant to an investment in our common shares pursuant to this offering by individuals and corporations who, at all relevant times, are residents, or deemed residents, of the United States and are not residents, or deemed not residents, of Canada for the purposes of the Convention between Canada and the United States of America with Respect to Taxes on Income and on Capital, as amended, hereinafter referred to as the Convention, who, at all relevant times, hold their common shares as capital property and, at all relevant times, deal at arm's length with us for the purposes of the Income Tax Act (Canada), hereinafter referred to as the Canadian Tax Act, and who do not use or hold and are not deemed to use or hold such shares in connection with a business carried on through a permanent establishment or a fixed base in Canada, such individuals and corporations being hereinafter referred to as U.S. Residents. Our common shares will generally be considered to be capital property to a U.S. Resident unless they are held as inventory in the course of carrying on a business or were acquired in a transaction considered to be an adventure in the nature of trade. This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder and the provisions of the Convention as in effect on the date hereof. Other than specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by the Minister of Finance of Canada, prior to the date hereof, this summary does not take into account or anticipate any changes in law, whether by legislative or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada.

We recommend that U.S. Residents consult with their own tax advisors for advice with respect to their own particular circumstance as this discussion is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident.

A U.S. Resident will not be subject to income tax in Canada on any capital gain realized on a disposition of our common shares, provided that such shares do not constitute "taxable Canadian property" of the U.S. Resident at the time of the disposition for purposes of the Canadian Tax Act. So long as such shares are listed on a prescribed stock exchange (which includes Nasdaq), such shares will not generally constitute taxable Canadian property of a U.S. Resident unless, at any time during the five-year period immediately preceding the disposition, the U.S. Resident, persons with whom the U.S. Resident did not deal at arm's length, or any combination thereof, owned 25% or more of the issued shares of any series or class of our share capital. If such shares are considered taxable Canadian property to a U.S. Resident, the Convention will generally exempt that U.S. Resident from tax under the Canadian Tax Act in respect of a disposition of such shares provided the value of the shares issued by us is not derived principally from real property situated in Canada. A U.S. Resident who disposes of our common shares that are taxable Canadian property will be required to fulfill the requirements of Section 116 of the Canadian Tax Act unless such shares are listed on a prescribed stock exchange (which includes Nasdaq) at the time of the disposition.

Dividends paid or credited on our common shares, or deemed to be paid or credited, to a U.S. Resident in respect of such shares will generally be subject to Canadian withholding tax on the gross amount of such dividends. Currently, under the Convention, the rate of Canadian withholding tax which would apply on dividends paid by us to a U.S. Resident is (i) 5% with respect to dividends paid if the beneficial owner of the dividends is a company which owns at least 10% of our voting shares, and (ii) 15% in all other cases.

U.S. Federal Income Tax Considerations

General.    The following summarizes the material U.S. federal income tax consequences to U.S. Holders of owning and disposing of our common shares. The U.S. federal income tax discussion is based on (i) provisions of the Internal Revenue Code of 1986, as amended, hereinafter referred to as the Code, and U.S. Treasury Regulations thereunder, existing, temporary, proposed, and administrative and judicial interpretations thereof, on the date hereof, and such authorities may be repealed, revoked, modified or subject to differing interpretations, possibly on a retroactive basis, so as to result in United States federal income tax consequences different from those discussed below, (ii) provisions of the Convention as in effect on the date hereof, and (iii) in part, representations made by us. A "U.S. Holder" is a beneficial owner of our common shares who or which is, for U.S. federal income tax purposes, (i) a citizen or resident of the United States, including an alien individual who is a lawful permanent resident of the United States or who meets the substantial presence residency test under the U.S. federal income tax laws, (ii) a corporation or other entity treated as a corporation for U.S. federal income tax purposes, that is created or organized in or under the laws of the United States, any of the fifty states or the District of Columbia, unless otherwise provided by Treasury regulations, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or electing trusts in existence on August 20, 1996 to the extent provided in Treasury regulations. If a partnership or other entity treated as a partnership for U.S. federal income tax purposes holds our common shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Notwithstanding the foregoing definition, a holder's status as a U.S. Holder might be overridden under the provisions of an applicable tax treaty. A "Non-U.S. Holder" is a holder, other than an entity classified as a partnership for U.S. federal income tax purposes, that is not a U.S. Holder. This summary is subject to any changes to U.S. law or practice occurring after the date hereof, possibly with retroactive effect, including any change in applicable tax treaty provisions, or different interpretations. Furthermore, this discussion is limited to holders of our common shares who hold such shares as a capital asset within the meaning of Section 1221 of the Code.

This is not an exhaustive discussion of all possible tax considerations. In particular, it does not discuss estate and gift taxes, taxes imposed on us, and the consequences for U.S. Holders subject to special tax rules, including U.S. expatriates, certain Non-U.S. Holders (such as controlled foreign corporations and passive foreign investment companies), dealers in securities, partnerships, insurance companies, regulated investment companies, tax-exempt organizations, banking and financial institutions, persons subject to the alternative minimum tax, persons whose functional currency is not the U.S. dollar, persons holding our common shares as part of a hedging, conversion or straddle transaction, persons who directly or indirectly or through certain related persons own more than 10% of our capital or voting power and persons carrying on a trade or business in Canada through a permanent establishment or fixed base for the purpose of which our common shares have been acquired or held. Because of these limitations, we recommend that prospective purchasers of our common shares in this offering consult their own tax advisors regarding all the tax consequences particular to them of their ownership and disposition of such common shares.

Taxation of dividends.    For U.S. federal income tax purposes, the gross amount of a distribution by us to U.S. Holders (including any amounts of Canadian tax withheld) will be treated as dividend income to the extent paid out of our current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). Dividends paid by us generally will be treated as foreign source dividend income and will not be eligible for the dividends received deduction generally available for United States corporations under the Code. If a dividend is paid in Canadian dollars or other property, the amount includible in income will be the U.S. dollar value of the Canadian dollars or the fair market value of the other property distributed, as determined on the date of distribution to a U.S. Holder or to a nominee, custodian or other agent of such U.S. Holder. A U.S. Holder will have a tax basis in such Canadian dollars or other property for U.S. federal income tax purposes equal to their U.S. dollar value on the date of receipt. Any subsequent gain or loss in respect of such Canadian dollars arising from exchange rate fluctuations will be ordinary income or loss. If a U.S. Holder has the option to receive a distribution either in cash or in the form of our common shares, and such U.S. Holder chooses to receive shares, hereinafter referred to as a Share Distribution, such U.S. Holder will be treated for purposes of the preceding sentences as having received a distribution to the extent of the fair market value of such shares. To the extent that an amount received by a U.S. Holder exceeds the U.S. Holder's allocable share of our current and accumulated earning and profits, such excess will be treated first as a non-taxable return of capital to the extent of the U.S. Holder's basis in our common shares (thereby reducing the U.S. Holder's basis in such shares), and thereafter any remaining distribution in excess of basis would constitute a taxable gain from the deemed sale or exchange of the U.S. Holder's shares. See "Tax on Sale" below. Subject to the limitations set forth in the Code, U.S. Holders may elect to claim a foreign tax credit against their U.S. federal income tax liability for Canadian income tax withheld from dividends received in respect of our common shares. For the purposes of the limitations on use of foreign tax credits, dividends received from us generally will be characterized as passive income and therefore any U.S. tax imposed on these dividends cannot be offset by excess foreign tax credits that a U.S. Holder may have from foreign source income not qualifying as passive income. The rules relating to the determination of the foreign tax credit are complex and U.S. Holders should consult their tax advisors to determine whether and to what extent a credit would be available. U.S. Holders that do not elect to claim a foreign tax credit may instead claim a deduction for Canadian tax withheld if no other foreign credit is claimed for that tax year.

Tax on sale.    For U.S. federal income tax purposes, a U.S. Holder generally will recognize gain or loss on any sale, exchange or other disposition of our common shares (unless a specific non-recognition provision applies). Such gain or loss will be measured by the difference between the amount of cash (and the fair market value of any other property) received and the U.S. Holder's tax basis in such shares. A U.S. Holder's tax basis in our common shares will generally equal the amount paid by such U.S. Holder for such shares (or, in case of shares acquired by way of a Share Distribution, the amount included in income at the time of the Share Distribution). The gain or loss arising from a sale or exchange of our common shares will be a long-term capital gain or loss if the U.S. Holder's holding period for such shares exceeds one year. In general, the gain from a sale or exchange of our common shares by a U.S. Holder will be treated as United States source income. However, should any Canadian tax be imposed on the sale or other disposition of such shares by a U.S. Holder and the U.S. Holder is eligible for the benefits of the Convention, an election may be available under the Code pursuant to which a U.S. Holder would, for purposes of computing the foreign tax credit limitation, be entitled to treat the gains as foreign source income. Alternatively, the U.S. Holder may claim a deduction for the amount of Canadian tax withheld if no other foreign credit is claimed for that tax year.

Passive foreign investment company or controlled foreign corporation.    A "passive foreign investment company," or PFIC, as to any U.S. person, is defined as any foreign corporation at least 75% of whose consolidated gross income for the taxable year is passive income, or at least 50% of the value of whose consolidated assets is attributable to assets that produce or are held for the production of passive income at any time during such person's holding period for shares of such corporation. For this purpose, passive income generally includes dividends, interest, royalties, rents, annuities and the excess of gains over losses from the disposition of assets which produce those types of income. We intend to conduct our affairs so as to avoid our and our subsidiaries' classification as PFICs with respect to U.S. persons holding our common shares. However, if ever applied to us and any one of the above subsidiaries, the PFIC rules could produce significant adverse tax consequences for a U.S. Holder, including taxation of disposition gains as ordinary income and the imposition of an interest charge on U.S. federal income taxes deemed to have been deferred. We currently believe that neither we nor any of our subsidiaries is a controlled foreign person, "CFC." A corporation is a CFC if more than 50% of the shares of the corporation, by vote or value, are owned, directly or indirectly (including shares owned through attribution), by "10% CFC Shareholders" (United States persons directly or indirectly owning at least 10% of the total combined voting power of all shares of the corporation). We currently believe that neither we nor any of our subsidiaries is a CFC because U.S. citizens and residents, in the aggregate, do not own more than 50% of our common shares (taking into account the effect of applicable constructive ownership rules). In general, each 10% CFC Shareholder in a CFC on the last day of the CFC's taxable year is required to include in its gross income for such taxable year its pro rata share of the CFC's earnings and profits for that year attributable to certain types of income or investments. Effective for the portion of a holder's holding period that begins after December 31, 1997, in the case of a corporation that is both a CFC and a PFIC, 10% CFC Shareholders will be treated as shareholders of a CFC and not as shareholders of a PFIC during the time that such persons are 10% CFC Shareholders.

Information reporting and backup withholding requirements with respect to U.S. Holders.    We do not currently pay dividends. If we did, and if we used a paying agent (such as a bank) in the United States, the paying agent would be required to report the dividends to U.S. Holders not otherwise exempt from reporting requirements. Certain U.S. Holders may be subject to backup withholding at a 28% rate on dividends received on our common shares. This withholding generally applies only if such U.S. Holder (i) fails to furnish a correct taxpayer identification number, or TIN, to the U.S. financial institution or any other person responsible for the payment of dividends on our common shares, (ii) furnishes an incorrect TIN, (iii) is notified by the U.S. Internal Revenue Service, or IRS, of the U.S. Holder's failure to properly report payments of interest and dividends and the IRS has notified us to begin withholding tax from the U.S. Holder's dividends, or (iv) fails, under certain circumstances, to provide a certified statement, signed under penalties of perjury, that the TIN provided is correct and that the U.S. Holder is not subject to backup withholding rules.

Amounts withheld under the backup withholding rules do not constitute a separate U.S. federal income tax. Rather, any amounts withheld under the backup withholding rules will be refunded or allowed as a credit against the U.S. Holder's U.S. federal income tax liability, if any, provided the required information or appropriate claim for refund is filed with the IRS.

United States state and local taxes.    In addition to U.S. federal income taxes, U.S. Holders may be subject to United States state and local taxes with respect to their common shares. U.S. Holders should consult their own tax advisors regarding such matters.

U.S. federal income tax consequences to Non-U.S. Holders.    The following discussion summarizes the U.S. federal income tax consequences of owning and disposing of our common shares by a holder of such shares that is a Non-U.S. Holder, is not engaged in the conduct of a trade or business in the United States and is not present in the United States for 183 days or more during the taxable year.

Distributions to Non-U.S. Holders.    A Non-U.S. Holder would generally not be subject to U.S. income tax with respect to distributions by us.

Tax on sale by Non-U.S. Holders.    A Non-U.S. Holder generally will not be subject to U.S. federal income or withholding tax in respect of gain recognized on the disposition of shares.

Information reporting and backup withholding requirements with respect to Non-U.S. Holders.    Currently, U.S. information reporting requirements and backup withholding will not apply to dividends on our common shares paid to Non-U.S. Holders if the Non-U.S Holder files required information with the payor or qualifies for certain other exemptions. As a general matter, information reporting and backup withholding requirements will not apply to a payment of the proceeds of a sale of such shares effected outside the United States by a foreign office of a foreign broker. However, information reporting requirements (but not backup withholding) will apply to a payment of the proceeds of a sale effected outside the United States through a "U.S. Broker," unless the broker has documentary evidence in its records that the shareholder is not a United States person and has no actual knowledge that such evidence is false, or the Non-U.S. Holder otherwise establishes an exemption. For purposes of the preceding sentence, a U.S. Broker is a broker that (i) is a United States person, (ii) is a foreign person that derives 50% or more of its gross income for certain periods from the conduct of a trade or business in the United States, (iii) is a CFC, or (iv) is a foreign partnership if it is carrying on a United States trade or business or if more than 50% of the profits or capital interests in the partnership are owned by United States persons. Payment by a broker of the proceeds of a sale of our common shares effected inside the United States is subject to both backup withholding and information reporting requirements unless the Non-U.S. Holder certifies under penalties of perjury that he or she is not a United States person and provides his or her name and address or the Non-U.S. Holder otherwise establishes an exemption. Any amounts withheld under the backup withholding rules from a payment to a Non-U.S. Holder will be allowed as a refund or a credit against such Non-U.S. Holder's U.S. federal income tax, provided that the required information or appropriate claim for refund is furnished to the IRS.

THE FOREGOING DISCUSSION OF THE MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE

OR OTHER DISPOSITION OF OUR COMMON SHARES BY U.S. HOLDERS IS NOT INTENDED TO BE, NOR SHOULD IT BE CONSTRUED TO BE, LEGAL OR TAX ADVICE TO ANY PARTICULAR U.S. RESIDENT. ACCORDINGLY, INVESTORS ARE URGED TO CONSULT THEIR TAX ADVISORS WITH RESPECT TO THE U.S. FEDERAL INCOME TAX CONSEQUENCES AND CANADIAN INCOME TAX CONSEQUENCES OF THE OWNERSHIP, SALE OR OTHER DISPOSITION OF OUR COMMON SHARES, INCLUDING THE APPLICATION AND EFFECT OF THE LAWS OF ANY STATE, LOCAL, FOREIGN OR OTHER TAX JURISDICTION, AS TAX CONSEQUENCES MAY VARY WITH RESPECT TO AN INDIVIDUAL'S PARTICULAR CIRCUMSTANCES.

Enforceability of Civil Liabilities

We are governed by the laws of Canada. A substantial portion of our assets are located outside the United States and some or all of our directors and officers and some or all of the experts named herein are residents of Canada. As a result, it may be difficult for investors to effect service within the United States upon us and those directors, officers and experts, or to realize in the United States upon judgments of courts of the United States predicated upon our civil liability and such directors, officers or experts under the United States federal securities laws. We have been advised by our Canadian counsel, Stikeman Elliott LLP, that there is doubt as to the enforceability in Canada by a court in original actions, or in actions to enforce judgments of United States courts, of the civil liabilities predicated upon the United States federal securities laws.

Legal Matters

The validity, further to the Canada Business Corporation Act, of the issuance of common shares to be sold under this prospectus will be passed upon for us by Stikeman Elliott LLP. Michael L. Richards, a senior partner of Stikeman Elliott LLP, is one of our directors and a member of our Audit Committee. Mr. Richards also holds 7,300 of our common shares. The underwriters are being represented in connection with this offering by Skadden, Arps, Slate, Meagher & Flom LLP, New York, New York.

Experts

Our audited consolidated financial statements as at November 27, 2004, November 29, 2003 and November 30, 2002 and for our fiscal years ended November 27, 2004, November 29, 2003 and November 30, 2002, included in this prospectus, have been so included in reliance on the reports of Raymond Chabot Grant Thornton LLP, Chartered Accountants, given on the authority of said firm as experts in accounting and auditing.

Expenses

The selling shareholders will pay any underwriting discounts and commissions and any expenses incurred by them for brokerage, accounting, tax or legal services or any other expenses incurred by them in disposing of the common shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the common shares covered by this prospectus, including, without limitation, all registration and filing fees, Nasdaq listing fees and fees and expenses of our counsel and our accountants. The following table sets forth the various expenses expected to be incurred by us in connection with the sale and distribution of the securities being registered hereby. All amounts shown are estimates except the Securities and Exchange Commission and NASD filing fee.

Expense	Cost
Securities and Exchange Commission filing fee	$16,121
NASD filing fee	$10,249
Legal fees and expenses	$800,000
Accounting fees and expenses	$102,000
Printing, EDGAR formatting and mailing expenses	$50,000
Miscellaneous expenses	$5,000

Total Expenses	$983,370

Where You Can Find More Information

We have filed a registration statement on Form F-3 with the SEC in connection with this offering. We file annual reports and other information with the SEC. You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's internet site at http://www.sec.gov.

This prospectus is part of the registration statement and does not contain all of the information included in the registration statement. Whenever a reference is made in this prospectus to any of our contracts or other documents, the reference may not be complete and, for a copy of the contract or document, you should refer to the exhibits that are part of the registration statement.

Incorporation of Documents That We File With the SEC

We file with the SEC an annual report on Form 20-F and from time to time reports on Form 6-K of certain material information required to be filed by that form.

The SEC allows us to "incorporate by reference" into this prospectus certain information we file with it, which means that we can disclose important information to you by referring you to those documents. Information incorporated by reference is part of this prospectus, except for any information that is superseded by information included directly in this prospectus. Later information filed with the SEC may update and supersede this information. We incorporate by reference the following:

  •
  our Annual Report on Form 20-F for our fiscal year ending November 27, 2004;

  •
  our unaudited consolidated financial statements as of and for the three month periods ended February 28, 2004 and February 26, 2005 filed on Form 6-K with the SEC on March 30, 2005 and 6-K/A filed with the SEC on April 12, 2005; and

  •
  the description of our common shares incorporated by reference from our registration statement on Form F-1 initially filed with the SEC on September 30, 1997, into our registration statement on Form 8-A filed with the SEC on October 17, 1997, and all amendments and reports filed for the purpose of updating such description.

We have filed a registration statement on Form F-3 with the Securities and Exchange Commission in connection with this offering. In addition, all reports that we file on Form 20-F, Form 40-F or Form 10-K, and all subsequent filings on Form 10-Q or Form 8-K prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus. Also, we may incorporate by reference into this prospectus information in any Form 6-K that we file subsequent to the date of this prospectus with the SEC that we specified is to be so incorporated.

You may read and copy the registration statement and any other documents we have filed at the SEC's Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the Public Reference Room. Our SEC filings are also available to the public at the SEC's Internet site at http://www.sec.gov. Our SEC file number is 000-29506 and our EDGAR CIK number is 0001046687.

You may request a copy of any of these incorporated documents, at no cost to you, by written or oral request to:

Novamerican Steel Inc.
Attn: Christopher H. Pickwoad
6001 Irwin Street
LaSalle, Québec, Canada H8N 1A1
(514) 335-6682

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Shareholders of
Novamerican Steel Inc.

We have audited the accompanying consolidated balance sheets of Novamerican Steel Inc. (a Canadian Corporation) and Subsidiaries as of November 27, 2004 and November 29, 2003 and the related consolidated statements of operations and comprehensive income, shareholders' equity and cash flows for each of the three years in the period ended November 27, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Novamerican Steel Inc. and Subsidiaries as of November 27, 2004 and November 29, 2003 and the results of their operations and their cash flows for each of the three years in the period ended November 27, 2004 in conformity with accounting principles generally accepted in the United States of America.

As discussed in Note 2 to the consolidated financial statements, the Company adopted Statement of Financial Accounting Standard No. 142, Goodwill and Other Intangible Assets ("SFAS 142") on December 1, 2002.

Chartered Accountants

Montréal, Canada
December 17, 2004

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Operations and Comprehensive Income

(In thousands of U.S. dollars, except per share data)

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Net sales	$768,627	$507,067	$465,501
Cost of sales	543,503	400,825	351,229

Gross margin	225,124	106,242	114,272

Operating expenses
Plant	40,780	34,000	31,894
Delivery	19,478	17,394	16,230
Selling	13,321	11,410	11,581
Administrative and general	33,658	20,424	20,015

	107,237	83,228	79,720

Operating income	117,887	23,014	34,552

Interest expense	4,866	5,144	5,062
Share in income of joint ventures	(312)	(545)	(708)

	4,554	4,599	4,354

Income before income taxes	113,333	18,415	30,198
Income taxes (Note 4)	40,422	5,333	10,080

Net income	$72,911	$13,082	$20,118

Net income per share (Note 5)
Basic	$7.51	$1.35	$2.07

Diluted	$7.35	$1.35	$2.07

Comprehensive income
Net income	$72,911	$13,082	$20,118
Changes in cumulative translation adjustment	10,344	12,477	679
Changes in fair value of interest rate swaps, net of deferred income taxes of $538 ($188 in 2003; $490 in 2002)	533	289	(598)

	$83,788	$25,848	$20,199

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Shareholders' Equity

(In thousands of U.S. dollars, except share data)

	Common shares			Accumulated other comprehensive income (loss)
			Retained earnings		Total shareholders' equity
	Number	Amount
Balance at November 24, 2001	9,700,000	$28,404	$78,671	$(7,407)	$99,668
Net income	–	–	20,118	–	20,118
Changes in cumulative translation adjustment	–	–	–	679	679
Changes in fair value of interest rate swaps, net of deferred income taxes of $490	–	–	–	(598)	(598)

Balance at November 30, 2002	9,700,000	28,404	98,789	(7,326)	119,867
Net income	–	–	13,082	–	13,082
Changes in cumulative translation adjustment	–	–	–	12,477	12,477
Changes in fair value of interest rate swaps, net of deferred income taxes of $188	–	–	–	289	289

Balance at November 29, 2003	9,700,000	28,404	111,871	5,440	145,715
Options exercised	86,089	1,205	–	–	1,205
Net income	–	–	72,911	–	72,911
Changes in cumulative translation adjustment	–	–	–	10,344	10,344
Changes in fair value of interest rate swaps, net of deferred income taxes of $538	–	–	–	533	533

Balance at November 27, 2004	9,786,089	$29,609	$184,782	$16,317	$230,708

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Statements of Cash Flows

(In thousands of U.S. dollars)

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$72,911	$13,082	$20,118
Adjustments to reconcile net income to net cash from operating activities
Depreciation and amortization	8,680	6,962	6,228
Share in income of joint ventures	(312)	(545)	(708)
Deferred income taxes	695	2,208	2,154
Loss on disposal of property, plant and equipment	731	351	177
Changes in working capital items
Accounts receivable	(36,584)	(5,895)	(7,790)
Income taxes receivable	595	(595)	292
Inventories	(71,339)	3,276	(19,301)
Prepaid expenses and other	530	(479)	697
Accounts payable and accrued liabilities	23,462	3,922	7,603
Income taxes payable	18,424	(3,221)	3,726

Net cash from operating activities	17,793	19,066	13,196

CASH FLOWS FROM INVESTING ACTIVITIES
Issue of common shares	1,205	–	–
Acquisition of remaining interest in a joint venture	–	(4,100)	–
Acquisition of minority interest	(161)	(2,278)	(2,088)
Investment in a joint venture	–	8,640	(1,550)
Distribution from a joint venture	1,405	–	157
Additions to property, plant and equipment	(9,056)	(25,140)	(13,512)
Proceeds from disposal of property, plant and equipment	3,456	6,068	483
Other assets	(176)	(181)	55

Net cash used for investing activities	(3,327)	(16,991)	(16,455)

CASH FLOWS FROM FINANCING ACTIVITIES
Net increase (decrease) in bank indebtedness	(15,564)	13,323	(3,672)
Advances due to an employee	(2,732)	1,122	1,966
Proceeds from long-term debt	21,011	1,872	9,024
Repayment of long-term debt	(17,658)	(16,134)	(7,031)

Net cash from (used for) financing activities	(14,943)	183	287

Effect of exchange rate changes on cash and cash equivalents	674	1,417	28

Net increase (decrease) in cash and cash equivalents	197	3,675	(2,944)
Cash and cash equivalents, beginning of year	11,265	7,590	10,534

Cash and cash equivalents, end of year	$11,462	$11,265	$7,590

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Interest paid	$4,229	$4,821	$4,532

Income taxes paid	$22,337	$7,335	$3,995

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Consolidated Balance Sheets

(In thousands of U.S. dollars)

	November 27, 2004	November 29, 2003
ASSETS
Current assets
Cash and cash equivalents	$11,462	$11,265
Accounts receivable (Note 6)	125,718	81,991
Income taxes receivable	–	595
Inventories (Note 7)	172,850	92,876
Prepaid expenses and other	799	1,326
Deferred income taxes (Note 4)	1,651	1,656

	312,480	189,709
Investment in a joint venture	2,263	3,356
Property, plant and equipment (Note 8)	106,308	105,510
Goodwill	12,789	12,629
Other assets	1,040	1,452

	$434,880	$312,656

LIABILITIES
Current liabilities
Current portion of long-term debt	$4,855	$7,109
Bank indebtedness (Note 9)	3,442	18,863
Accounts payable and accrued liabilities (Note 10)	103,964	75,631
Income taxes payable	19,988	–

	132,249	101,603
Long-term debt (Note 11)	56,766	50,553
Fair value of interest rate swaps (Note 15)	741	1,812
Deferred income taxes (Note 4)	14,416	12,973

	204,172	166,941

SHAREHOLDERS' EQUITY
Share capital (Note 12)	29,609	28,404
Retained earnings	184,782	111,871
Accumulated other comprehensive income	16,317	5,440

	230,708	145,715

	$434,880	$312,656

The accompanying notes are an integral part of the consolidated financial statements.

Novamerican Steel Inc. and Subsidiaries

Notes to Consolidated Financial Statements

(In U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)

1—GOVERNING STATUTES AND NATURE OF OPERATIONS

Novamerican Steel Inc. (Novamerican) was incorporated under the Canada Business Corporations Act. The Company processes and distributes, through its 24 locations in the Northeastern, Mid-Atlantic and Mid-Western United States and the Canadian provinces of Québec and Ontario, carbon steel, stainless steel and aluminum products, including carbon steel tubular products, and operates as an intermediary between primary metal producers and manufacturers that require processed metal.

2—ACCOUNTING POLICIES

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America and the reporting currency is the United States of America dollar (U.S. dollar).

A summary of significant accounting policies consistently applied in the preparation of the accompanying consolidated financial statements follows.

Basis of consolidation

The consolidated financial statements include the accounts of Novamerican and all its wholly-owned subsidiaries (collectively, the Company). All significant intercompany accounts and transactions have been eliminated.

Joint ventures

The Company's interests in joint ventures are accounted for by the equity method. Accordingly, the Company's share in income of the joint ventures is included in consolidated net income.

Fiscal year

The fiscal year-end of the Company is the last Saturday of November. The fiscal years ending November 27, 2004 and November 29, 2003 include 52 weeks of operations, whereas the fiscal year ending November 30, 2002 includes 53 weeks of operations.

Translation of foreign currencies

Transactions concluded in foreign currencies by the Company are translated into their respective functional currency as follows: monetary assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. Exchange gains and losses arising from transactions denominated in foreign currencies are included in income. Gains amounted to $218,000 in 2004, $446,000 in 2003 and $1,250,000 in 2002.

The financial statements of the Company's Canadian subsidiaries are translated from their functional currency, the Canadian dollar, into the reporting currency, the U.S. dollar, as follows: assets and liabilities are translated at the exchange rate in effect at year-end; revenues and expenses are translated at the average exchange rate for the year. All cumulative translation gains or losses are included in accumulated other comprehensive income in the consolidated balance sheets.

Accounting estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. On an ongoing basis management reviews its estimates based on currently available information. Management believes the most sensitive estimates include the allowance for doubtful accounts, the recoverability of goodwill and income taxes. Actual results could differ from those estimates.

Revenue recognition

Revenue from product sales is recognized when there is persuasive evidence of an arrangement, the amount is fixed or determinable, delivery of the product to the customer has occurred, there are no uncertainties surrounding product acceptance and collection of the amount is considered probable. Title to the product generally passes upon delivery of the product. Sales returns and allowances are treated as reductions to sales and are provided for based on historical experience and current estimates.

Cash and cash equivalents

Cash and cash equivalents include cash in banks and term deposits which are short-term, highly liquid investments with original maturities of three months or less.

Accounts receivable

Credit is extended based on evaluation of a customer's financial condition and, generally, collateral is not required. Accounts receivable are stated at amounts due from customers based on agreed upon payment terms net of an allowance for doubtful accounts. Accounts outstanding longer than the agreed upon payment terms are considered past due. The Company determines its allowance by considering a number of factors, including the length of time trade accounts receivable are past due, the customer's current ability to pay its obligation to the Company, and the condition of the general economy and the industry as a whole. The Company writes off accounts receivable when they are determined to be uncollectible, and any payments subsequently received on such receivables are credited to the bad debt expense.

Inventories

Inventories are stated at the lower of cost or market and include the cost of purchased steel and freight. Cost is determined using the specific identification method or the average cost method.

Property, plant and equipment

Property, plant and equipment are stated at cost and are reviewed for possible impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If changes in circumstances indicate that the carrying amount of an asset that the Company expects to hold and use may not be recoverable, future cash flows expected to result from the use of the asset and its disposition are estimated. If the undiscounted value of the future cash flows is less than the carrying amount of the asset, impairment is recognized. Management believes that there has been no impairment of the Company's property, plant and equipment as at November 27, 2004.

Depreciation is calculated using the straight-line method over the following estimated useful lives:

Buildings and building improvements	10 to 40 years
Machinery and equipment	5 to 20 years
Furniture and fixtures	5 to 15 years
Transportation equipment	3 to 7 years
Computer equipment	3 to 5 years
Leasehold improvements	5 to 10 years
Aircraft	15 years

Depreciation expense was approximately $8,086,000, $6,440,000 and $5,410,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively. No depreciation was recorded on assets under construction.

Goodwill

Goodwill represents the excess of the purchase price over the fair value of the net assets acquired. Until December 1, 2002, the cost of goodwill was being amortized using the straight-line method over 40 years. Statement of Financial Accounting Standard ("SFAS") No. 142, Goodwill and Other Intangible Assets, which became effective beginning fiscal year 2003, provides that goodwill, as well as identifiable intangible assets with indefinite lives, should not be amortized. Accordingly, with the adoption of SFAS No. 142 in fiscal year 2003, the Company discontinued the amortization of goodwill.

In accordance with SFAS No. 142, the Company performed a transitional impairment test of goodwill in fiscal year 2003 and annual impairment tests of goodwill for both fiscal year 2004 and 2003. No impairment charge resulted from these tests.

The Company determined the fair value based on a discounted cash flow income approach. The income approach indicates the fair value of a business enterprise based on the discounted value of the cash flows that the business can be expected to generate in the future. This analysis is based upon projections prepared by the Company and data from sources of publicly available information available at the time of preparation. These projections are based on a strategic plan using financial projections for a 3 to 5 year time horizon and represent management's best estimate of future results. In making these projections, the Company considered its markets, the competitive environment and its advantages. There will usually be differences between estimated and actual results as events and circumstances frequently do not occur as expected, and those differences may be material.

Other assets

Other assets are recorded at cost and are composed primarily of expenses incurred in issuing long-term debt which are deferred and amortized using the straight-line method over the term of the related debt. Amortization expense was approximately $594,000, $522,000 and $500,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

Income taxes

The provision for income taxes is computed on the pretax income of the consolidated subsidiaries located within each taxing country based on the current tax law. Deferred income taxes are provided, based upon currently enacted tax rates, for temporary differences in the recognition of assets and liabilities on the financial statements and for income tax purposes.

The Company does not provide for income taxes on undistributed income of foreign subsidiaries as such income is intended to be permanently reinvested in those operations.

Comprehensive income

Components of comprehensive income include net income, changes in cumulative translation adjustment and changes in fair value of interest rate swaps net of deferred income taxes.

Stock-based compensation

The Company has established a stock-based compensation plan, described in Note 12. The Company does not recognize compensation expense when share options are granted to plan participants. Any consideration paid by plan participants on the exercise of share options is credited to share capital.

During the year ended November 29, 2003, the Company adopted disclosure requirement only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans making them more prominent by requiring that companies include in their Summary of Significant Accounting Principles or its equivalent (1) the method of accounting for employee stock compensation, (2) if the fair value based method has been adopted for stock-based employee compensation, a description of the method of reporting the change in accounting principle for all financial statements in which the period of adoption is presented and, (3) if the intrinsic value method is used for any period presented, a tabular presentation of net income, basic and diluted earnings per share (if applicable), and stock-based employee compensation cost (net of income tax effect), as reported; and stock-based employee compensation cost (net of income tax effect), pro forma net income, and pro forma basic and diluted income per share, under the fair value method of SFAS No. 123.

A tabular presentation of the required information follows:

Year ended November 30, 2002
Net income
Reported	$20,118
Stock-based employee compensation cost (net of income tax effect)	606

Pro forma	19,512

Basic and diluted income per share
Reported	$2.07
Stock-based employee compensation cost (net of income tax effect)	0.06

Pro forma	$2.01

Current accounting changes

Effective November 30, 2003, the Company adopted FASB Interpretation ("FIN") 46, Consolidation of Variable Interest Entities. Variable interest entities are required to be consolidated by their primary beneficiary. The primary beneficiary is the party that absorbs a majority of the entity's expected losses, receives a majority of its expected returns, or both. However, the Company has determined that it did not have investments in variable interest entities. Accordingly, FIN 46 did not have a material initial impact on the consolidated financial statements.

Effective December 1, 2002, the Company adopted SFAS No. 142, Goodwill and Other Intangible Assets, which prescribes accounting for all purchased goodwill and intangible assets and states that acquired goodwill and intangible assets with indefinite lives are not amortized, but are tested for impairment annually, while other intangible assets with finite lives should be amortized over their useful economic life. Accordingly, goodwill is no longer amortized but its carrying value is tested for impairment annually. There were no impairment losses resulting from the transitional testing.

The information presented below reflects adjustments to information reported for the year ended November 30, 2002 as if SFAS No.142 had been applied in that year. The adjustments include the effects of not amortizing goodwill.

Year ended
November 30, 2002
Net income
Reported	$20,118
Goodwill amortization	318

Adjusted	20,436

Basic and diluted income per share
Reported	$2.07
Goodwill amortization	0.03

Adjusted	$2.10

During the year ended November 29, 2003, the Company adopted disclosure requirement only of the SFAS No. 148, Accounting for Stock-Based Compensation—Transition and Disclosure: an amendment of FASB Statement No. 123. Namely, SFAS No. 148 revises disclosures for all stock compensation plans. The adoption of SFAS No. 148 did not have a material impact on the consolidated financial statements.

During the year ended November 29, 2003, the Company adopted FASB FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Other. FIN 45 requires guarantors to recognize a liability at the inception of the guarantee and record it at its fair value. Required disclosures for guarantees include the nature of the guarantee, the maximum potential undiscounted amount of future payments the guarantor could be required to make under the guarantee and the current carrying amount of the liability, if any, for the guarantor's obligations under the guarantee. Guarantees contemplated by the disclosure requirements of FIN 45 include product warranties, provisions in a business combination to pay contingent consideration and guarantees issued between related parties. The adoption of FIN 45 did not have a material impact on the consolidated financial statements.

Also during the year ended November 29, 2003, the Company adopted Statement of Position ("SOP") No. 01-6, Accounting by Certain Entities (Including Entities with Trade Receivables) That Lend to or Finance the Activities of Others, of the AICPA's Accounting Standards Executive Committee (AcSEC). SOP No. 01-6 requires commercial entities that finance their customers' purchases of goods and services using trade receivables to disclose their accounting policy for receivables and the related valuation allowance, including the policy for charging off uncollectible receivables and determining past due or delinquent status. The adoption of SOP No. 01-6 did not have a material impact on the consolidated financial statements.

3—BUSINESS ACQUISITIONS

Acquisition of remaining interest in joint venture

Effective June 30, 2003, the Company acquired the remaining 50% interest in Nova Tube Indiana, LLC (formerly BethNova Tube, LLC), a tubing facility in Jeffersonville, Indiana, for $4,100,000 paid in cash. The acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets and liabilities based on their estimated fair values at the date of acquisition. The excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase reduced the current value of property, plant and equipment by $4,540,000. The results of Nova Tube Indiana, LLC have been included in the Company's consolidated results from the date of acquisition. Previously, the Company accounted for its interest in Nova Tube Indiana, LLC, then a joint venture, using the equity method.

Pro forma combined unaudited results as if this combination occurred as of the beginning of each of the following periods are as follows. The pro forma adjustment is solely related to the reduction of depreciation expenses to reflect the excess of the amounts assigned to assets acquired and liabilities assumed over the cost of the purchase mentioned above.

	Years ended
	November 29, 2003	November 30, 2002
Net sales	$514,654	$473,634
Net income	13,278	20,398
Basic and diluted income per share	1.37	2.10

4—INCOME TAXES

The following summarizes the Company's income taxes on the earnings of its Canadian and U.S. operations.

Income before income taxes by local jurisdiction:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Canada	$59,716	$14,401	$22,260
United States	53,617	4,014	7,938

	$113,333	$18,415	$30,198

The income tax provision is composed of the following:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Current
Canada	$18,816	$4,645	$6,110
United States	20,911	(1,520)	1,816

	39,727	3,125	7,926

Deferred
Canada	(490)	(562)	647
United States	1,185	2,770	1,507

	695	2,208	2,154

	$40,422	$5,333	$10,080

The components of the Company's net deferred income tax liability are as follows:

	November 27, 2004	November 29, 2003
Asset (liability)
Current deferred income taxes
Investment in joint ventures	$(185)	$(117)
Inventories	1,041	782
Accounts receivable	796	557
Other items	(1)	434

	1,651	1,656

Long-term deferred income taxes
Property, plant and equipment	(15,542)	(14,370)
Investment in joint ventures	(89)	(222)
Intangibles	(15)	(35)
Fair value of interest rate swap	304	842
Other items	926	812

	(14,416)	(12,973)

Total current and long-term deferred income taxes	$(12,765)	$(11,317)

The reconciliation between the Canadian statutory income tax rate and the Company's effective income tax rate is as follows:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Canadian statutory income tax rate	39.1%	39.1%	39.1%
United States statutory income tax rate difference	–	–	0.2
Canadian incentive for manufacturing and processing activities	(2.9)	(4.9)	(4.5)
Reduction in income tax rate	–	–	(0.5)
Other items	(0.6)	(5.1)	(0.9)

Effective income tax rate	35.6%	29.1%	33.4%

5—EARNINGS PER SHARE

The basic income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year.

The diluted income per share is computed by dividing the net income applicable to common shares by the weighted average number of common shares outstanding during the year, plus the effects of dilutive stock options. The diluted income per share is computed using the treasury method, as if all stock options had been exercised at the beginning of the year and that the funds obtained thereby were used to purchase common shares of the Company at the average trading price of the common shares during the period.

The following table provides the reconciliation between basic and diluted income per share.

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Net income	$72,911	$13,082	$20,118

Weighted average number of common shares outstanding	9,707,270	9,700,000	9,700,000
Effect of dilutive stock options	214,455

Weighted average number of diluted common shares outstanding	9,922,725

Net income per share
Basic	$7.51	$1.35	$2.07
Diluted	$7.35

For the years ended November 29, 2003 and November 30, 2002, stock options were not included in the computation of diluted income per share as they were antidilutive.

6—ACCOUNTS RECEIVABLE

Accounts receivable consist of the following:

	November 27, 2004	November 29, 2003
Trade accounts	$129,123	$81,958
Allowance for doubtful accounts	3,622	1,950

	125,501	80,008
Other	217	1,983

	$125,718	$81,991

Changes in the Company's allowance for doubtful accounts are as follows:

	November 27, 2004	November 29, 2003
Balance at beginning of year	$1,950	$1,656
Bad debt expense	3,638	1,619
Accounts written off	(883)	(668)
Recoveries	(1,083)	(657)

Balance at end of year	$3,622	$1,950

7—INVENTORIES

	November 27, 2004	November 29, 2003
Raw materials	$111,151	$54,085
Finished goods	61,699	38,791

	$172,850	$92,876

8—PROPERTY, PLANT AND EQUIPMENT

	November 27, 2004	November 29, 2003
Land	$7,041	$6,837
Buildings and building improvements	44,738	36,151
Machinery and equipment	84,358	69,962
Furniture and fixtures	758	688
Transportation equipment	2,044	1,965
Computer equipment	3,688	3,353
Leasehold improvements	1,989	1,614
Aircraft	11,650	15,363
Assets under construction	971	11,608

	157,237	147,541
Accumulated depreciation	50,929	42,031

	$106,308	$105,510

9—BANK INDEBTEDNESS

The bank indebtedness of the Company's Canadian subsidiaries consists of various demand revolving credit facilities available by either prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.25% (4.5% in 2003), or bankers' acceptance rates, respectively, plus a premium varying from 0% to 0.5%, and secured by inventories, movable hypothecs covering the universality of present and future book debts and a negative pledge on certain assets of the Canadian subsidiaries. There are no cross collateralizations among the various facilities. These facilities are renegotiated on an annual basis.

The Company's Canadian subsidiaries have approximately $40,743,000 in 2004 and $37,385,000 in 2003 (CA$48,500,000 in both years) of revolving credit facilities from two Canadian financial institutions, of which approximately $37,204,000 (CA$44,284,000) was available at November 27 2004 and $18,470,000 (CA$23,961,000) was available at November 29, 2003. In addition, a Canadian subsidiary has a revolving demand credit facility of $630,000 in 2004 and $578,000 in 2003 (CA$750,000 in both years), bearing interest at prime rate, currently 4.25% (4.5% in 2003), plus a rate varying from 0% to 0.75%, of which $630,000 was available at November 27, 2004 and $578,000 was available at November 29, 2003 (CA$750,000 in both years).

As at November 27, 2004, the bank had issued guarantees and letters of credit to the Company's Canadian subsidiaries amounting to $97,000 (CA$116,000) as at November 27, 2004 and $50,000 (CA$65,000) as at November 29, 2003.

10—ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

	November 27, 2004	November 29, 2003
Trade accounts	$101,714	$69,560
Trade accounts to a company controlled by a director	736	872
Trade accounts to a joint venture	768	1,705
Advances due to an employee of a subsidiary (CA$888,375; CA$4,532,595 in 2003), bearing interest at a Canadian bank's prime rate, currently 4.25% (4.5% in 2003) plus a premium of 0.5%, without repayment terms	746	3,494

	$103,964	$75,631

11—LONG-TERM DEBT

	Maturity	November 27, 2004	November 29, 2003
Revolving line of credit(a)	2006	$10,295	$–
Loans(b)
(CA$6,038,708; CA$1,960,967 in 2003)	2018	5,073	1,512
Term credit facility(c)
(CA$2,124,776; CA$9,839,290 in 2003)	2006	1,785	7,584
Term loan(d)	2006	43,504	46,154
Loans from a major shareholder(e)
(CA$1,148,178; CA$3,129,210 in 2003)		964	2,412

		61,621	57,662
Less: Current portion of long-term debt		4,855	7,109

		$56,766	$50,553

(a)
A U.S. subsidiary entered into a revolving credit agreement with a group of banks, as amended, which provides for borrowings, based upon a formula, of up to $40,000,000 through April 7, 2006. At November 27, 2004, there was an amount of $28,745,254 ($20,048,074 in 2003) in available borrowings, of which $10,294,984 in 2004 ($0 in 2003) was outstanding under this agreement. The interest rate on borrowings under the credit agreement is the lead bank's prime rate, currently 5.0% (4.0% in 2003), plus a margin varying from 0% to 1.25% (0% to 1.25% in 2003), or LIBOR, currently 2.21% (1.17% in 2003), plus a margin varying from 1.25% to 2.5% (1.25% to 2.5% in 2003). Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 27, 2004. Borrowings are collateralized by assets of the U.S. subsidiary having a carrying value of $46,647,000.

(b)
Mortgage loan, amounting to $5,073,000 (CA$6,038,508), bearing interest at a rate of 5.75%, maturing on October 22, 2018, repayable in monthly capital instalments of $35,000 (CA$41,675), secured by a first hypothec on the land and building having a carrying value of $8,590,000 (CA$10,225,709) as at November 27, 2004. The Company has the option of prepaying 15% of the outstanding loan balance each year.

Loan amounting to $227,000 (CA$294,300) in 2003 was secured by way of a security agreement constituting a first fixed charge on machinery, equipment and vehicles of a Canadian subsidiary, bore interest at 8.9%, was repaid during the year.

Promissory note amounting to $1,285,000 (CA$1,666,667) in 2003 was secured by a moveable hypothec on the universality of all present and future property of a Canadian subsidiary, bore interest at prime, currently 4.25%, plus a premium of 0.75%, was repaid during the year.

(c)
Term credit facility, as amended, amounting to $1,785,000 (CA$2,124,776) in 2004 and $7,584,000 (CA$9,839,290) in 2003 maturing on February 28, 2006 and repayable by quarterly instalments of $580,000 (CA$690,000). An amount of $1,224,000 (CA$1,456,386) in 2004 and $3,005,000 (CA$3,899,046) in 2003 of the term facility bears interest at a rate of 6.4% plus a premium varying from 0% to 0.75%. An amount of $237,000 (CA$282,259) in 2004 and $411,000 (CA$533,288) in 2003 of the term facility bears interest at a rate of 8.0% plus a premium varying from 0% to 0.75%. An amount of $324,000 (CA$386,131) in 2004 and $562,000 (CA$729,539) in 2003 of the term facility bears interest at a rate of 7.97% plus a premium varying from 0% to 0.75%. An amount of $0 in 2004 and $3,606,000 (CA$4,677,416) in 2003 of the term facility is available either by way of prime rate loans or bankers' acceptances, bearing interest at prime, currently 4.25% (4.5% in 2003), plus a premium varying from 0% to 0.75%, or at bankers' acceptance rates plus a premium varying from 1.0% to 1.75%. As of November 27, 2004 and November 29, 2003, the effective interest rates on the outstanding borrowings under this facility were 7.4% and 5.8% respectively.

Among the restrictive covenants contained in the agreement are ratios with respect to leverage and working capital, all of which were respected as of November 27, 2004.

The term and revolving credit facilities (described in Note 9) are secured by a general security agreement creating a first ranking security interest on all personal property, assets and undertaking of a Canadian subsidiary having a carrying value of $19,156,000 (CA$22,803,668) and a debenture creating a first fixed and specific charge on all real property now or hereafter owned by a Canadian subsidiary.

(d)
A U.S. subsidiary of the Company entered into a $53,000,000 term loan agreement with a group of banks, as amended, of which an amount of $43,504,000 was outstanding at November 27, 2004 and $46,154,167 was outstanding at November 29, 2003. The interest rate on the term loan is the lead bank's prime rate, currently 5.0% (4.0% in 2003), plus a margin varying from 0.125% to 1.375%, or LIBOR, currently 2.21% (1.17% in 2003), plus a margin varying from 1.375% to 2.625%. Monthly principal payments of $220,833 are due through April 7, 2006 with the balance of the loan of $39,750,000 due April 7, 2006. Among the restrictive financial covenants contained in the agreement are ratios as to fixed charges, tangible capital base and senior liabilities to tangible capital base, all of which were respected as of November 27, 2004. The term loan is collateralized by assets of the U.S. subsidiary having a carrying value of $46,647,000 ($48,587,000 in 2003).

As required by the term loan agreement, the U.S. subsidiary has entered into an interest rate swap agreement to fix the interest rate at 5.27% plus the applicable margin on borrowings of $30,000,000 through April 18, 2005, and borrowings up to $20,000,000 through April 16, 2006. As of November 27, 2004, the interest rate on $30,000,000 ($30,000,000 in 2003) was 6.65% (7.4% in 2003) and the effective interest rate on the excess was 2.94% (3.12% in 2003).

(e)
The loans from a major shareholder bear interest at a Canadian bank's prime rate, currently 4.25% (4.5% in 2003), plus a premium of 0.75% and have no repayment terms.

Aggregate maturities of long-term debt are as follows:

2005	$4,855
2006	51,569
2007	420
2008	420
2009	420
Thereafter	3,937

12—SHARE CAPITAL

Preferred shares

The Company is authorized to issue an unlimited number of preferred shares, issuable in one or more series, the Board of Directors being authorized to fix the rights, dividend rates, conversion rights, voting rights, terms of redemption (including sinking fund provisions), redemption price or prices, and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. No preferred shares were outstanding as at the dates of, and for the period covered by, the financial statements.

Common shares

The Company is authorized to issue an unlimited number of common shares, entitled to one vote per share.

13—SHARE OPTION PLAN

On September 24, 1997, Novamerican's Board of Directors adopted the Novamerican Steel Inc. 1997 Share Option Plan which provides for the grant of incentive stock options (ISOs) as defined in Section 422 of the U.S. Internal Revenue Code of 1986, as amended, non-qualified stock options (NSOs) and Other Rights (collectively, Awards) to key employees and directors of the Company. Options will be exercisable in instalments pursuant to a vesting schedule during the period specified in each option agreement. No option will remain exercisable later than ten years after the date of grant (or five years from the date of grant in the case of ISOs granted to holders of more than 10% of the common shares). The exercise price for ISOs granted under the Share Option Plan may be no less than the fair market value of the common shares at the date of grant (or 110% in the case of ISOs granted to employees owning more than 10% of the common shares). The exercise price for NSOs and all other Awards will be at the discretion of the Compensation Committee. Stock Appreciation Rights (SARs) may be granted to Share Option Plan participants separately or in connection with ISOs and NSOs. Upon exercise of a SAR, the holder is entitled to receive payment equal to the excess of the fair market value, on the date of exercise, of the number of common shares for which the SAR is exercised, over the exercise price for such common shares under a related option, or if there is no related option, over an amount per common share stated in the written agreement setting forth the terms and conditions of the SAR. The Company has reserved 1,500,000 common shares for issuance under the Share Option Plan. Since its inception, 86,089 common shares have been issued under this plan.

On September 24, 1997, ISOs were granted to three executive officers of the Company to purchase 750,000 common shares at an exercise price equivalent to the initial public offering price of $14.00 per common share. One-fifth of the ISOs could be exercised at each anniversary date of the grant except for 300,000 ISOs of which 40% could be exercised after the second anniversary date only and 20% at each anniversary date thereafter. The Company has not issued any SARs as of November 27, 2004.

A summary of stock option activity and related information for 2003 and 2004 follows:

	Shares	Weighted average exercise price
Outstanding—November 30, 2002	750,000	$14.00
Granted	–
Exercised	–
Forfeited	–

Outstanding—November 29, 2003	750,000	14.00
Granted	–
Exercised	86,089	14.00
Forfeited	–

Outstanding—November 27, 2004	663,911	14.00

	Shares	Weighted average exercise price
Exercisable at end of year
2002	750,000	$14.00
2003	750,000	14.00
2004	663,911	14.00

14—RELATED PARTY TRANSACTIONS

The following transactions with related parties were concluded in the normal course of business and were measured at their respective exchange values, which are the amounts established and agreed to by the related parties:

	Years ended
	November 27, 2004	November 29, 2003	November 30, 2002
Processing revenue from a joint venture	$377	$111	$217
Sales to a joint venture	—	249	453
Management fees from a joint venture	46	42	38
Processing charges paid to a joint venture	2,621	2,355	2,433
Purchases from a joint venture	–	50	–
Rental charges paid to companies controlled by a director	1,281	1,213	1,036
Rental charges paid to companies jointly controlled by a director	590	491	391
Freight charges paid to a company controlled by a director	6,643	5,283	5,014
Interest paid to a major shareholder	56	81	36
Interest paid to an employee of a subsidiary	148	186	71
Purchase of property, plant and equipment from a joint venture	–	–	90

15—FINANCIAL INSTRUMENTS AND HEDGING ACTIVITIES

Fair value of financial instruments

Fair value of financial instruments has been estimated using data which management considered the best available methodology deemed suitable for the pertinent category of financial instruments. The estimation methodologies are as follows:

  •
  Due to their short-term maturity, the carrying value of certain financial instruments was assumed to approximate their fair value. These financial instruments include cash and cash equivalents, accounts receivable, bank indebtedness and accounts payable and accrued liabilities;

  •
  The fair value of long-term debt, including the portion due within one year, is determined by discounting future cash flows using Government of Canada bonds effective rates increased by a risk premium;

  •
  Due to the lack of stated maturity of the loans from a major shareholder, the Company is unable to determine their fair value;

  •
  The fair value of the interest rate swap agreement used for hedging purposes is estimated by obtaining quotes from the Company's principal bankers.

Fair value of financial instruments:

	November 27, 2004		November 29, 2003
	Carrying amount	Fair value	Carrying amount	Fair value
Long-term debt	$60,657	$60,749	$55,250	$55,370
Long-term debt without repayment terms	964	964	2,412	2,412
Interest rate swap	741	741	1,812	1,812

The fair value of the long-term debt is determined without considering any additional repayments based on excess cash flow that may be required due to the difficulty of estimating any additional repayments.

The fair value of the interest rate swap represents the amount that would have been required to settle the contract as of November 27, 2004 had the contract been terminated. The notional amount of the swap is $30,000,000 to be reduced to $20,000,000 in 2005 with an original term of five years expiring April 16, 2006. The Company intends to use the swap as a hedge of the related debt interest rate until it matures.

Financial instruments—Derivatives

A U.S. subsidiary of the Company uses an interest rate swap agreement to hedge its exposure to interest rate risk as required under the terms of the term loan agreement described in note 10(d). This swap possesses a term equal to the term of the debt, with a fixed pay rate and a receive rate indexed to rates paid on the debt. This derivative was entered into concurrently with the issuance of the debt being hedged, at which date, it was designated as a cash flow hedge. The Company formally documents all relations between the hedging instruments and the hedged items, as well as its risk-management objectives and strategies for undertaking various hedge transactions. The Company formally assesses, both at the hedge's inception and on an ongoing basis, whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of the hedged items. In a cash flow hedge that is highly effective, the derivative is recognized on the balance sheet at its fair value with the offsetting amount recognized in accumulated other comprehensive income (loss).

The Company discontinues hedge accounting prospectively when (a) it is determined that the derivative is no longer effective in offsetting changes in the cash flows of a hedged item; (b) the derivative expires or is sold, terminated or exercised; or (c) management determines that designation of the derivative as a hedge instrument is no longer appropriate. In these situations where hedge accounting is discontinued, the derivative will be carried at its fair value on the balance sheet, with changes in its fair value recognized in current-period income.

The Company minimizes the credit (or repayment) risk in derivative instruments by entering into transactions with reputable financial institutions and it does not hold derivative instruments for trading purposes.

Exchange rate risk

Although the Company's financial results are reported in U.S. dollars, a substantial portion of the Company's revenues is received in, and its expenses are incurred in Canadian dollars. The Company from time to time utilizes forward exchange contracts to hedge its exposure to exchange rate fluctuations in connection with future sales and purchases denominated in U.S. dollars by certain of its Canadian subsidiaries. At November 27, 2004 and November 29, 2003, the Company had no such forward foreign currency contracts outstanding.

Interest rate risk

The Company's exposure to interest rate risk is as follows:

Cash and cash equivalents	Floating rate and non-interest bearing
Accounts receivable	Non-interest bearing
Bank indebtedness	Floating rate
Accounts payable and accrued liabilities	Floating rate and non-interest bearing
Income and other taxes	Non-interest bearing
Long-term debt	Floating rate: $24,763,000
Fixed rate: $36,858,000

Concentration risk

The Company does not have a concentration of available sources of supply, labor, service or other rights that, if suddenly eliminated, could severely impact its operations.

The Company's customer base is widely diversified and is involved in various industries. Therefore, the Company believes that no material concentrations of credit risk exist. To reduce credit risk, the Company performs evaluations of its customers' creditworthiness and accordingly does not generally require collateral.

Commodity price risk

In the normal course of business, the Company is exposed to market risk or price fluctuations related to the purchase, production or sale of steel products. The Company's market risk strategy has generally been to obtain competitive prices for its products and services and allow operating results to reflect market price movements dictated by supply and demand.

16—JOINT VENTURES

The Company holds a 60% equity interest and a 50% voting interest in Delta Tube and Company, Limited, a joint venture that processes carbon steel into tubing.

Effective June 30, 2003, the Company purchased the remaining 50% equity and voting interest in Nova Tube Indiana, LLC, a joint venture it had with International Steel Group, Inc. The joint venture then became a wholly-owned subsidiary of the Company and its accounts were consolidated with the accounts of the Company from the time of its acquisition. Accordingly, the following combined condensed financial information for the year ended November 29, 2003, includes the results of Nova Tube Indiana, LLC for the seven-month period ended June 30, 2003 only.

Combined condensed financial information of the joint ventures is summarized below:

	Twelve-month periods ended
	November 27, 2004	November 29, 2003	November 30, 2002
Operations
Net sales	$3,883	$10,957	$11,330
Operating income	519	959	1,130
	November 27, 2004	November 29, 2003
Balance sheet
Assets
Current assets	$1,416	$2,678
Long-term receivable	2	7
Property, plant and equipment	2,403	2,664

	$3,821	$5,349

Liabilities
Current liabilities	$329	$306
Joint venture investment
Capital contributions	2,921	5,008
Undistributed earnings	502	382
Accumulated other comprehensive income (loss)	69	(347)

	$3,821	$5,349

17—CONTINGENCIES

The Company is contingently liable under claims issued in the normal course of business and with respect to claims and litigation that arise from time to time. In the opinion of management, any uninsured liability which may arise from such contingencies would not have a material adverse effect on the consolidated financial statements.

18—COMMITMENTS

The Company has entered into operating leases for certain facilities and equipment which expire at various dates until 2012. The following schedule outlines the future minimum rental payments under these leases as at November 27, 2004:

2005	$3,668
2006	3,229
2007	2,249
2008	1,621
2009	1,000
Thereafter	1,313

Total minimum lease payments	$13,080

Rental expense under the operating leases amounted to approximately $4,064,000, $4,007,000 and $3,721,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

19—RETIREMENT PLAN

A U.S. subsidiary makes available to substantially all of its employees a 401(k) plan. The plan allows employees to contribute a portion of their pretax income in accordance with specified guidelines. A percentage of such contribution, up to a certain limit, is matched by the employer. Investment elections are made at the discretion of the employees and the plan is administered by an independent third party. Costs incurred under the 401(k) plan amounted to approximately $498,000, $472,000 and $463,000 for the years ended November 27, 2004, November 29, 2003 and November 30, 2002, respectively.

20—FINANCIAL INFORMATION BY GEOGRAPHIC AREA

The Company has established that it has one single reportable segment and that it does not need to provide additional information relating to segmented information in the financial statements.

	United States	Canada	Total
2004
Net sales(a)
Domestic	$347,395	$381,386	$728,781
Export	1,700	38,346	40,046

Total	$349,095	$419,532	$768,627

Operating income	$58,278	$59,719	$117,997

Depreciation and amortization	$4,249	$4,431	$8,680

Long-lived assets	$68,036	$51,061	$119,097

2003
Net sales(a)
Domestic	$224,236	$258,348	$482,584
Export	1,028	23,455	24,483

Total	$225,264	$281,803	$507,067

Operating income	$7,818	$15,196	$23,014

Depreciation and amortization	$3,226	$3,736	$6,962

Long-lived assets	$70,752	$47,387	$118,139

2002
Net sales(a)
Domestic	$210,733	$228,622	$439,355
Export	842	25,304	26,146

Total	$211,575	$253,926	$465,501

Operating income	$12,170	$22,382	$34,552

Depreciation and amortization	$2,947	$3,281	$6,228

Long-lived assets	$57,805	$35,905	$93,710

(a)
Sales are attributed to countries based on location of external customer.

Stoney Creek, Ontario

LaSalle, Québec

Morrisville, Pennsylvania

LaSalle, Québec

Jeffersonville, Indiana

Mississauga, Ontario

NOVAMERICAN STEEL

1,100,000 Shares

Novamerican Steel Inc.

Common Shares

PROSPECTUS

April    , 2005

CIBC World Markets

Jefferies & Company, Inc.	KeyBanc Capital Markets
BB&T Capital Markets

You should rely only on the information contained or incorporated by reference in this prospectus. No dealer, salesperson or other person is authorized to give information that is not contained or incorporated by reference in this prospectus. This prospectus is not an offer to sell nor is it seeking an offer to buy these securities in any jurisdiction where the offer or sale is not permitted. The information contained or incorporated by reference in this prospectus is correct only as of the date of this prospectus, regardless of the time of the delivery of this prospectus or any sale of these securities.

Part II
Information Not Required in the Prospectus

Item 8. Indemnification of Directors and Officers

Subject to the limitations of the Canadian Business Corporations Act (the "Act") with respect to indemnities in respect of derivative actions, under its By-Laws, the Company shall indemnify a present or former director or officer of the Company or a person who acts or acted at the Company's request as a director or officer of another corporation of which the Company is or was a shareholder or creditor, and his heirs and legal representatives, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a fine or judgment, reasonably incurred by him in respect of or in connection with any civil, criminal or administrative action, proceeding or investigation to which he is, or may be made, a party by reason of being or having been such a director or officer and provided that the director or officer acted honestly and in good faith with a view to the best interests of the Company and, in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his conduct was lawful. The indemnification provisions of the By-Laws effectively provide for indemnification to the maximum extent permitted by the Act and generally provide that the Company will provide indemnification in every circumstance where the Act so permits or requires. The Company also carries director and officer liability insurance coverage.

Item 9. Exhibits

Exhibit No.		Description of Exhibit
1.1	*	Form of Underwriting Agreement
4.1	**	Form of Registration Rights Agreement between the Registrant and the Selling Shareholders
5.1		Opinion of Stikeman Elliot LLP
23.1		Consent of Raymond Chabot Grant Thornton LLP, Chartered Accountants
23.2		Consent of Stikeman Elliot LLP (included in Exhibit 5.1)
24.1	**	Powers of Attorney (included on signature pages)

*
To be filed by an amendment.

**
Previously filed.

Item 10. Undertakings

The undersigned registrant hereby undertakes:

(a)
That, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof;

(b)
Insofar as indemnification for liabilities under the Securities Act of 1933 may be permitted to directors, officers, and controlling persons of the registrant under Item 8 above, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue; and

(c)
That, for the purpose of determining any liability under the Securities Act of 1933:

(1)
the information omitted from the form of prospectus filed as part of this registration statement in reliance on Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

(2)
each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

Signatures

Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it duly caused this Amendment No. 2 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Borough of LaSalle, and the Province of Québec, Canada on this 20th day of April, 2005.

NOVAMERICAN STEEL INC.
By:	/s/ CHRISTOPHER H. PICKWOAD Christopher H. Pickwoad Chief Financial Officer and Executive Vice President

Signatures

Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date
Principal Executive Officer
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT D. Bryan Jones	Chairman of the Board, President and Chief Executive Officer	April 20, 2005
Principal Financial and Accounting Officer
/s/ CHRISTOPHER H. PICKWOAD Christopher H. Pickwoad	Chief Financial Officer, Executive Vice President and Director	April 20, 2005
The Board of Directors
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT Scott B. Jones	Vice President, Secretary and Director	April 20, 2005
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT John LeBoutillier	Director	April 20, 2005
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT Michael L. Richards	Director	April 20, 2005
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT Alexander Adam	Director	April 20, 2005
Authorized Representative in the United States
/s/ CHRISTOPHER H. PICKWOAD, ATTORNEY-IN-FACT Peter V. Balboni	Authorized Representative in the United States for the Purposes of this Filing	April 20, 2005

QuickLinks

Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Operations and Comprehensive Income (In thousands of U.S. dollars, except per share data)
Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Shareholders' Equity (In thousands of U.S. dollars, except share data)
Novamerican Steel Inc. and Subsidiaries Consolidated Statements of Cash Flows (In thousands of U.S. dollars)
Novamerican Steel Inc. and Subsidiaries Consolidated Balance Sheets (In thousands of U.S. dollars)
Novamerican Steel Inc. and Subsidiaries Notes to Consolidated Financial Statements (In U.S. dollars; tabular amounts in thousands of U.S. dollars, except per share data)